UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☑   Form 20-F
☐   Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes      ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Appendix 3B
New issue announcement
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.

Part 1 — All issues
Part 2 — Bonus issue or pro rata issue
Part 3 — Quotation of securities
SIGNATURES

Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1.	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 2.	7,278,292 Ordinary Shares 391,438 expiring unquoted options

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. 2.	Ordinary shares issued on the conversion of convertible notes.
125,000 unquoted options expiring on 14 January 2009.
100,000 unquoted options expiring on 2 February 2009
14,438 unquoted options expiring on 16 February 2009
81,250 unquoted options expiring on 24 February 2009
8,250 unquoted options expiring on 10 March 2009
			62,500 unquoted options expiring on 31 March 2009

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	Yes
	• the date from which they do
	• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
	• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	1.	$0.04, which is 90% of the VWAP of ordinary shares during the preceding 30 business days, rounded to the nearest cent (calculated in accordance with the terms of the Trust Deed).
		2.	N/A

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1.	Ordinary shares issued on the conversion of 2,156,531 convertible notes, in accordance with the terms of the Trust Deed.
		2.	—

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 January 2009

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	628,121,529 143,268,195 176,756,604	Ordinary Shares Convertible Notes Options

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	18,598,250	Unquoted Options

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 2

Appendix 3B
New issue announcement

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 3

Appendix 3B
New issue announcement

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 4

Appendix 3B
New issue announcement
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a) ☑	Securities described in Part 1

(b) ☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35 ☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 and over

37 ☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:

• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 6

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	Date: 6 April 2009
(Company secretary)
Print name: Peter Ronald Wetzig
== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B - Page 7

METAL STORM LIMITED ABN 99 064 270 006
Options issued under the constitution
The outstanding balance at 31 March 2009 is represented by:

Expiry Date	Exercise Price A$	Number
5-Apr-09	0.400	29,500
14-Apr-09	0.400	1,100,000
10-May-09	0.400	25,000
8-Jun-09	0.400	25,000
21-Jun-09	0.400	3,225,000
21-Jun-09	1.100	40,000
21-Jun-09	1.150	200,000
30-Jun-09	0.400	62,500
5-Jul-09	0.400	75,000
14-Jul-09	0.400	125,000
4-Sep-09	0.400	31,250
30-Sep-09	0.400	62,500
14-Oct-09	0.400	125,000
24-Nov-09	0.400	6,250
4-Dec-09	0.400	31,250
7-Dec-09	0.400	12,500
31-Dec-09	0.400	150,000
18-Mar-10	0.400	20,000
31-Mar-10	0.400	200,000
21-Jun-10	0.400	578,750
24-Jun-10	0.400	1,990,000
30-Jun-10	0.400	200,000
30-Sep-10	0.400	200,000
31-Dec-10	0.400	218,750
31-Mar-11	0.400	193,750
28-Apr-11	0.400	940,000
30-Jun-11	0.400	818,750
2-Jul-11	0.010	5,000,000
30-Sep-11	0.400	125,000
27-Oct-11	0.400	506,250
31-Dec-11	0.400	193,750
8-Mar-12	0.180	1,000,000
31-Mar-12	0.400	193,750
30-Jun-12	0.400	193,750
30-Sep-12	0.400	193,750
31-Dec-12	0.400	168,750
31-Mar-13	0.400	168,750
30-Jun-13	0.400	168,750

		18,598,250

Metal Storm Limited ABN 99 064 270 006 Notice of Annual General Meeting and Explanatory Statement Date: Thursday, 14 May 2009 Time: 11.00am Place: Cairns Room, Management House, Australian Institute of Management, Cnr Boundary & Rosa Streets, Spring Hill, QLD, Australia Dear Shareholder I am pleased to invite you to Metal Storm’s 2009 Annual General Meeting. The meeting will be held at the Cairns Room, Management House, Australian Institute of Management, Cnr Boundary and Rosa Streets, Spring Hill, Queensland, Australia, on Thursday, 14 May 2009. The Annual General Meeting will commence at 11.00am but you will be able to register your attendance from 10.30am. Light refreshments will be available after the meeting. At the meeting, our CEO Dr Lee Finniear and I will take the opportunity to update shareholders on our progress and outlook. I encourage you to read the Company’s Annual Report for 2008 for information about our objectives and strategies and our achievements and challenges for the past year. The Annual Report also contains the Company’s financial statements (and notes) for the year ended 31 December 2008, the Directors’ Report and the Audit Report. These will be tabled and considered at the Annual General Meeting. Included in the Directors’ Report is the remuneration report. This provides details of the remuneration paid to directors and executives of Metal Storm and other relevant information. Under the Corporations Act, shareholders will have a non-binding vote on the adoption of the remuneration report. As usual, shareholders are asked to elect directors to their Board. If you are unable to attend the meeting, I would encourage you to still participate by completing and returning the enclosed proxy form included with this Notice of Meeting. The proxy form can be returned to the Company’s share registry, Computershare Investor Services Pty Limited, in the enclosed reply paid envelope, by fax on 1800 783 477 within Australia or +61 3 9473 2555 outside Australia or online at www.investorvote.com.au. To be valid, your proxy must be received no later than 11.00am on Tuesday 12 May 2009. On behalf of the directors of Metal Storm Limited, I look forward to your participation at our 2009 Annual General Meeting. Yours sincerely Terry O’Dwyer Chairman

Notice of Annual General Meeting The 2009 Annual General Meeting of Metal Storm Limited ACN 064 270 006 will be held at the Cairns Room, Management House, Australian Institute of Management, Cnr Boundary and Rosa Streets, Spring Hill, Queensland, Australia on 14 May 2009 commencing at 11.00am. Ordinary Business Item 1: Financial Statements and Reports To receive and consider the Financial Statements and Reports of the Directors and the Auditor for the year ended 31 December 2008. Item 2: Election of Directors To consider and, if thought fit, pass the following items as separate ordinary resolutions: a) “That MrJR Nicholls, who retires by rotation in accordance with Clause 16.1 of the Company’s Constitution, be re-elected as a Director of the Company.” b) “That MrTW Tappenden, who was appointed since the last Annual General Meeting of the Company and who retires in accordance with Clause 13.2 of the Company’s Constitution, be elected as a Director of the Company.” Item 3: Remuneration Report To consider and, if thought fit, pass the following ordinary resolution in accordance with section 250R(2) of the Corporations Act: “That the section of the Directors’ report in the 2008 annual report dealing with the remuneration of the Company’s Directors and senior executives described as ‘Remuneration Report’be adopted.” NB: Under section250R(3) of the Corporations Act, the vote on this resolution is advisory only and does not bind the Directors or the Company. Explanatory Statement The accompanying Explanatory Statement forms part of this Notice of Annual General Meeting and should be read in conjunction with it. The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Annual General Meeting and the Explanatory Statement. Proxies Please note that: (a) a Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy; (b) a proxy need not be a member of the Company; (c) a Shareholder may appoint a body corporate or an individual as its proxy; (d) a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and (e) Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes. The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the enclosed certificate of appointment of corporate representative should be completed and lodged in the manner specified below. Voting Entitlements In accordance with Regulation 7.11.37 of the Corporations Regulations 2001, the Board has determined that a person’s entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 7.00pm Brisbane, Australia time on Tuesday 12 May 2009. Accordingly, transactions registered after that time will be disregarded in determining Shareholders’ entitlement to attend and vote at the Annual General Meeting. Corporate Representative Any corporate Shareholder who has appointed a person to act as its corporate representative at the Annual General Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the Annual General Meeting or handed in at the Annual General Meeting when reg istering as a corporate representative. An Appointment of Corporate Representative form is enclosed if required. By Orderfof the Board of Directors P R Wetzig, FCIS Company Secretary 9 April 2009

Explanatory Statement This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company’s 2009 Annual General Meeting. This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary. Item 1: Financial Statements and Reports The Financial Statements of the Company and its controlled entities for the year ended 31 December 2008 and the reports of the Directors and the Auditors are set out in the 2008 Annual Report. Item 2: Election of Directors In accordance with Listing Rule 14.4 and Rule 16.1 of the Constitution, at every Annual General Meeting, one third of the Directors for the time being must retire from office by rotation and are eligible for re-election. The Directors to retire are to be those who have been in office for 3 years since their appointment or last re-appointment or who have been longest in office since their appointment or last re-appointment or, if the Directors have been in office for an equal length of time, by agreement or ballot. In addition, Clause 13.2 of the Constitution, requires that any Director appointed by the Board, either to fill a casual vacancy or as an addition to the Board, must retire at the next Annual General Meeting following his or her appointment, but is eligible for re-election at that Annual General Meeting. In determining the number and identity of the Directors to retire by rotation, any director seeking election after appointment by the Board to fill a casual vacancy is not taken into account. Mr J R Nicholls offers himself for re-election and Mr T W Tappenden offers himself for election. All Directors, with Mr Nicholls abstaining, recommend that Shareholders vote in favour of the resolution to re-elect Mr Nicholls as Director. All Directors, with Mr Tappenden abstaining, recommend that Shareholders vote in favour of the resolution to elect Mr Tappenden as Director. Summary biographical data of Mr J R Nicholls and Mr T W Tappenden are set out below. Mr John R Nicholls, B Com, MBA (Non-Executive Director) Mr Nicholls has been a Director of Metal Storm Limited since 2006. He has extensive experience in the Australian and international business communities in manufacturing and distribution with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries. During the past three years, Mr. Nicholls has held the following listed company directorships: Brandrill Limited,1 appointed 16 December 2004 Chemeq Limited, appointed 17 May 2005, resigned 26 October 2006 Nylex Limited,1 appointed 18 December 2006 Denotes current directorship He has extensive experience in multicultural environments as Chief Executive and as a non-executive director being continuously resident in Asia for 30 years prior to returning to Australia during the late 1990s. Mr Nicholls is also a member of the Audit and Finance Committees and the Nomination and Remuneration Committee.

Mr Trevor WTappenden, ACA, FAICD (Non-Executive Director) Mr Tappenden was appointed a Director on 1 July 2008. He was a Partner in the firm of Ernst & Young, Australia, from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm’s Board of Partners. Mr Tappenden is actively involved as an independent company director for a number of corporate, government and education bodies. He holds the position of Chairman of the Audit and Risk Management Committee for many of those organisations. Current Directorships (in addition to Metal Storm Limited): Listed companies: Director, Bionomics Limited Other: Chairman, Heide Museum of Modern Art; Director, Buckfast Pty Ltd (Investment Company); Director, Dairy Food Safety Victoria; Director, John Heine Memorial Foundation (Charitable Foundation); Director, VITS Language Link; Councillor, RMIT University Special Responsibilities — Chairman of Audit and Risk Management Committee and Member of Nomination and Remuneration Committee. Item 3: Remuneration Report The Remuneration Report for the financial year ended 31 December 2008 is set out in the report of the Directors on pages 19 to 27 of the 2008 Annual Report. The Remuneration Report sets out, in detail, the Company’s policy for determining remuneration for Directors and Senior Executives. It includes information on the elements of remuneration that are performance based, the performance hurdles that apply and the methodology used to assess satisfaction of those performance hurdles. A reasonable opportunity will be provided for discussion of the remuneration report at the meeting. Whilst the Corporations Act requires this resolution to be put to a vote, the Resolution is advisory only and does not bind the Directors or the Company. Glossary In this Explanatory Statement, the following terms have the following meaning unless the context otherwise requires: Board Board of Directors. Company Metal Storm Limited ABN 99 064 270 006. Constitution Constitution of the Company. Corporations Act Corporations Act 2001 (CthJ. Director Director of the Company. Shareholder Shareholder of the Company.

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0)7 3123 4700 Fax: +61 (0)7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com Dear Shareholder, Metal Storm Limited would like to take this opportunity to encourage you to receive communications about your shareholding electronically. Benefits As well as being an environmentally friendly option, by electing to receive information electronically you are helping to reduce the often substantial cost of printing and mailing documentation incurred by Metal Storm Limited. Choosing to receive communications electronically also means that important company information regarding your shareholding, such as Annual Reports and Notice of Meeting documents will be readily available to you for review online. How to Register You can register by: 1. Logging on at www.investorcentre.com (you will need your Holder Identification Number (HIN) or Securityholder Reference Number (SRN); 2. Following the link to shareholder communications; and 3. Entering your email address and selecting the types of documentation that you would like to receive electronically. For further information For further information or to obtain a copy of the share registry’s privacy statement please contact Computershare Investor Services on 1300 552 270. Yours sincerel P R Wetzig FCIS Company Secretary U.S. Office 4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: +1 703 248 8218 Fax: +1 703 248 8262

Metal Storm Limited
ABN 99 064 270 006

PO Box 3221
Darra QLD 4076
Tel: +61 7 3123 4700
Fax: +61 7 3217 0811

Web: www.metalstorm.com
Email: msau@metalstorm.com

Lodge your vote:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For all enquiries call:
(within Australia) 1300 552 270
(outside Australia) +61 3 9415 4000

000001 000 MST
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Proxy Form

Vote online or view the annual report, 24 hours a day, 7 days a week:

www.investorvote.com.au

☑ **Cast your proxy vote**

☑ **Access the annual report**

☑ **Review and update your securityholding**

Your secure access information is:

Control Number: 999999

SRN/HIN: I9999999999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 11.00am (Brisbane Time) Tuesday 12 May 2009

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE,
or turn over to complete the form →

This Document is printed on Greenhouse Friendly™ ENVI Laser Carbon Neutral Paper

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Metal Storm Limited hereby appoint

☐ **the Chairman of the meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Metal Storm Limited to be held at the Cairns Room, Management House, Australian Institute of Management, Cnr Boundary and Rosa Streets, Spring Hill, Queensland, Australia on Tuesday, 14 May 2009 at 11.00am and at any adjournment of that meeting.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
2 a	That Mr J R Nicholls, who retires by rotation in accordance with Clause 16.1 of the Company's Constitution, be re-elected as a Director of the Company.	☐	☐	☐
2 b	That Mr T W Tappenden, who was appointed since the last Annual General Meeting of the Company and who retires in accordance with Clause 13.2 of the Company's Constitution, be elected as a Director of the Company.	☐	☐	☐
3	That the section of the Directors' report in the 2008 annual report dealing with the remuneration of the Company's Directors and senior executives described as 'Remuneration Report' be adopted.	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___/___/___

MST 140509A Computershare

Metal Storm Limited ABN 99 064 270 006 Annual Report 2008

Metal Storm Limited 99 064 270 006 Contents to Annual Report CORPORATE INFORMATION 2 CHAIRMAN’S REPORT 3 CHIEF EXECUTIVE OFFICER’S REPORT 5 DIRECTORS’ REPORT 8 DIRECTORS 8 EARNINGS PER SHARE 11 DIVIDENDS 11 CORPORATE INFORMATION 11 REVIEW OF OPERATIONS 12 REMUNERATION REPORT (AUDITED) 19 DIRECTORS’ MEETINGS 27 EXECUTIVE PROFILES 29 CORPORATE GOVERNANCE STATEMENT 31 INTRODUCTION 31 PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT 31 PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE 32 PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING 34 PRINCIPLE 4: SAFEGUARDING INTEGRITY IN FINANCIAL REPORTING 35 PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE 36 PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS 37 PRINCIPLE 7: RECOGNISE AND MANAGE RISK 37 PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY 38 FINANCIAL STATEMENTS 40 INCOME STATEMENTS 40 BALANCE SHEETS 41 CASH FLOW STATEMENTS 42 STATEMENTS OF CHANGES IN EQUITY 43 NOTES TO THE FINANCIAL STATEMENTS 44 DIRECTORS’ DECLARATION 86 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF METAL STORM LIMITED 87 ASX ADDITIONAL INFORMATION 90

Metal Storm Limited Corporate Information As at 13 March 2009 Directors: T J O’Dwyer Chairman L J Finniear Chief Executive Officer J R Nicholls T W Tappenden Company Secretary: P R Wetzig, FCIS Registered Office and Principal Place of Business — Australia: Building 4, 848 Boundary Road Richlands QLD 4077 Australia Phone +61 7 3123 4700 Fax: +61 7 3217 0811 Email: msau@metalstorm.com Web: www.metalstorm.com Principal Place of Business — USA: Suite 810, 4350 N Fairfax Drive Arlington VA 22203 USA Phone +1 703 248 8218 Auditors: PricewaterhouseCoopers Bankers: Suncorp Metway Limited (Australia) Wachovia Bank (USA) Lawyers: Corrs Chambers Westgarth Baker McKenzie Patent Attorney: Davis Collison Cave Share Register Australia: Computershare Investor Services Pty Ltd Level 19, 307 Queen Street Brisbane QLD 4000 Australia Tel: +61 7 3237 2100 Fax: +61 7 3237 2152 Web: www.computershare.com.au Share Register USA: Bank of New York Depository Receipts Division 6th Floor, 620 Avenue of the Americas New York NY 10011 USA Stock Exchange Listings: Metal Storm Limited’s ordinary shares are quoted on the Australian Securities Exchange Limited (“ASX”) (trading code: MST), its convertible notes are quoted on the ASX and the Port Moresby Stock Exchange Limited in Papua New Guinea (trading code: MSTG), its listed options are quoted on the ASX (trading code: MSTO) and its American Depositary Receipts (ADR’s) are traded on the Over the Counter (OTC) market in the United States of America (ticker symbol: MTSXY).

Metal Storm Limited Chairman’s Report Fellow Shareholders, The last 12 months have been a very intense time for Metal Storm. There has been a constant stream of small successes, each of them contributing to what has been a year of strong product development. The Company has remained very vigorous in pursuing rather single-mindedly our 40mm objective but has been able to also deliver advances with great potential in the 18mm space. We’ve worked very hard to reduce costs. We have continued the high degree of discipline of the previous two years in that regard but this year has been exceptional because we have increased the level of product and engineering outcomes at lower costs than previously has been the case. What we have done best in the last year is to stay focused. There have been major external distractions and indeed there have been moments when we felt we might not be able to resolve the financial issues which confronted the Company. Notable amongst these was the need to satisfy our cash covenant. On two separate occasions with two separate parties we were able to achieve unsecured loans which prevented us from breaching the Noteholder covenant. To do that the executive and Board had to maintain cohesion and it is of enormous credit to the entire team that they remained calm and resolute even as the degree of difficulty dramatically increased. I must say that around the Board table there was a maturity of purpose which would not have been available to us if the product development had been anything short of excellent. During both those moments, had the product program looked uncertain, I have no doubt the financial response could not have been obtained. Of course, the Company now faces a problem much greater than on any previous occasion. The cash position will only allow us to function until the Notes must be repaid. It would be unwise for any Board at this time to fondly hope that the anniversary date will produce a miracle. The challenge is this: 1. There is currently no cash to repay those Noteholders seeking cash 2. There will be no cash to pay interest on the notes if we were to extend the notes for a period of time. The Directors, as they are required to do both by the law and sensible business practices have applied themselves to the going concern issues. Right now, Metal Storm continues to progress its product developments, is satisfying the demands of its teaming partners and is out there in the market place beginning to sell what will be available in the near term. It is frustrating for your Board to see the progress made with the product and yet not see that reciprocated in capital markets. Due to the current state of the market, capital is at its hardest to find since this idea was conceived and came forward. The major impediment to the Company’s successful future is its capacity to raise further capital. The Company has faced this problem before but we have never before faced a market so devoid of capital opportunity as the current market. Despite that but after deep deliberation about appropriate balance in our actions, the Board’s determination is to progress on the basis that the capital will be found. We have good reason for that. These include the point at which the product is, the quality of our teaming partners, the advances that have been made in peripheral product and the opportunity to sell or license the technology. These things require tough decisions and a degree of stability within the Company, so that the only thing new investors need to focus on are the scale of opportunity and the provision of capital. In this way the Company is being given its best chance of success in a market where traditional paradigms of business have been and are being completely ignored by investors. The constant product successes of this year would not have been available to us without an extremely dedicated and effective staff. My congratulations to them for their achievement s. My sympathy to them for the frustration that limited capital brings to their endeavours. Despite the tensions of large tasks and limited money the staff have continued to be affable, determined, helpful, dedicated, sympathetic to the cause and efficient to the tasks at hand. They have been ably lead by Lee Finniear, David Pashen, Peter Faulkner and Brett Farmer. Our Company secretary, Peter Wetzig, ensures we stay on track with compliance and other corporate issues. One of the many small events which receive no publicity ordinarily was the restoration this year of good relationships with DSTO. In no small measure the impetus and delivery of that change came through Director Peter Jonson’s hands. His resignation from the Board in February was a loss to Metal Storm and to the Board. Peter’s clarity of purpose, strategic thinking and knowledge of technology companies along with the workings of this segment of the market made him a very valuable member of the team. Peter’s commitment to always doing the best job meant he needed to spend his time elsewhere. We thank him for the three years that he spent with us and wish him exceedingly well in his future endeavours.

Metal Storm Limited Chairman’s Report 31 December 2008 (cont.) The Board have determined at this stage to begin the search for a new director able to replace Peter Jonson. While we have several candidates, the fact is any new director will need to know that the Company has an ongoing capacity with regard to capital support and until we have that in place it is unlikely that a new director will be appointed. This year has demanded a lot of the Board. The level of detail has been tangibly greater then would usually be the case. The Board are generous with their time, rapid in their response and focused on the commercial reality that the Company faces. The Board is clear on the strategy and convinced it is the right way to deliver the ultimate promise that the technology has been making to us all for some years. It is a slow and steady strategy; there is nothing flamboyant about it. It is from this stable platform that in the next two years the market for 3GL, Firestorm and MAUL will emerge and I believe that at last the commitment by all stakeholders will be rewarded. Terry O’Dwyer Chairman

Metal Storm Limited Chief Executive Officer’s Report In this CEO Report I am pleased to report on the substantial progress we have made toward commercialisation since the end of 2007. One of the highlights was taking the 3GL grenade launcher from a base prototype to an integrated weapon certified safe to man-fire. In my report I will illustrate how Metal Storm has kept to a straight path, focusing its energy on a clear mission to deliver real products and real profits. I will describe how the Metal Storm team is dedicated to delivering our products to the market, I will cover finances and our activities in that area, and most importantly, I will provide some insight on a market that is sitting up, taking notice and is keen to see Metal Storm weapons in their arsenals. Mission Two years ago the Company set a clear mission: to deliver real, practical, highly differentiated, production grade Metal Storm weapons systems to the warfighting, peacekeeping and law enforcement communities among our allies, so that they can fulfil their roles more effectively. It is through the fulfilment of this mission that the Company intends to deliver profit and increase shareholder value. I am pleased to report that throughout the year we have kept an extremely sharp focus on this mission. Product Strategy Based on the unique characteristic benefits of Metal Storm weapon systems, the Company identified the 40mm calibre as the initial “sweet spot” where the benefits of Metal Storm technology could be translated to real differentiators on the battlefield. During 2008 we also identified and confirmed that 18mm calibre (12 gauge) had similar potential for highly differentiated and desirable Metal Storm weapons to be provided to both military and law enforcement organisations. In line with this, the flagship products we are currently commercialising are: 3GL — the world’s first 3 shot 40mm semi-automatic grenade launcher that is light and compact enough to attach as an accessory to an assault rifle. MAUL™ — the world’s lightest, most compact semi-automatic 12 gauge accessory shotgun, capable of firing up to 5 rounds without reload. FireStorm™ — a lightweight 4 Barrel 40mm remotely operated weapons system (ROWS), suitable for mounting on robotic platforms, light vehicles and on fixed perimeters for fixed asset protection. Munitions — a suite of 40mm and 18mm lethal and less lethal munitions for the above weapons. The Redback™ 40mm 4 barrel ROWS was also developed in partnership with Electro Optic Systems Limited (EOS), and was demonstrated intercepting a simulated rocket propelled grenade (RPG) in 2007. At this stage EOS is developing the targeting and tracking components needed to deliver the Redback™ anti-RPG defensive capability. Metal Storm intends to resume further enhancement and qualification once the EOS components are complete and the first customer orders are identified. Product Progress A detailed report on the products is given in the enclosed Directors Report - Review of Operations. However I will touch on some highlights with each of our primary weapons here. 3GL At the beginning of the year 3GL had been developed to the stage of being an integrated product prototype that could demonstrate all its primary functional capabilities when fired from the safety of a remote test bench. However, it was far from being a safe, battlefield capable weapon. The Company also had no agreement in place to manufacture the 3GL or its munitions in volume. Today the 3GL has been refined to be far more reliable and robust. It has undergone thorough safety testing, is appropriately documented and has been certified for safe man-firing using non-explosive rounds. We are now in a position to commence live-fire demonstrations under controlled conditions, and on the completion of qualification of HE ammunition with the 3GL we will be able to extend those demonstrations to include the shoulder firing of high e xplosive grenades. Man-firing certification is a real watershed for the Company. The amount of development, fabrication, testing and documentation that has been required to achieve this has been tremendous, and the team worked extremely hard to deliver this outcome. Also, the collaboration agreement with STK (signed in February 2008), gives us a highly

Metal Storm Limited Chief Executive Officer’s Report 31 December 2008 (cont.) experienced military manufacturing partner to produce 3GL and munitions in volume once qualification is complete. Customer interest in 3GL has been high, with the first reactions to the weapon weight and performance specifications being one of disbelief, followed by a keen desire to see the weapon become ready for trial deployment as soon as possible. Today we have a weapon that is safe for customer demonstrations. This is an essential prerequisite for expanding our sales and marketing activity to build further demand for the weapon, bringing significant orders closer to fruition. With business development in full flight, the next engineering steps for 3GL will be the integrated qualification of the weapon with Metal Storm HE rounds, followed by the qualification of a fully ruggedized 3GL capable of withstanding the rigours of deployment with troops on military trials. These steps match the needs of the sales cycle — first demonstrations then full trials. MAUL™ MAUL™ is in my view an extraordinarily exciting weapon, with potential far beyond the military. At the end of 2007 MAUL™ was a concept “bench gun” that was being developed under a contract with the US Marines Warfighting Laboratory to demonstrate the potential to fire FRAG 12 grenades in a Metal Storm launcher. Today MAUL™ is a radically different weapon. Currently being test fired as a fully integrated weapon attached to an M4, the new MAUL™ has been completely redesigned from the ground up to create what we believe is the lightest, most versatile accessory shotgun in the world. What makes MAUL™ such a revolutionary weapon is that its lightweight non-metallic Metal Storm munition tube, pre-loaded with up to 5 rounds of ammunition, doubles up as the weapon’s barrel. Engaging neatly into the front of the MAUL™ gun, the munition tube can be loaded and if necessary changed in seconds to suit the mission at hand. One of the benefits of this design is that we can provide rifled munition tubes to increase accuracy where necessary, something that other shotguns cannot provide. With a current quiver of lethal and less lethal munitions developed, and a much greater planned range of munitions to come, MAUL™ represents an extraordinary step forward in a lightweight versatile shotgun accessory needed for a variety of missions from stand-off door breaching to crowd control. MAUL™ has been presented to a wide range of US and international military, law enforcement and other potential customers, all of whom provided extremely positive feedback. With such a broad market we believe that MAUL™ will become one of the lead weapons early in the Metal Storm revenue stream. The next step for MAUL™ is a shoulder firing demonstration to the Office of Naval Research under the current contract. This will be followed by the Company finding appropriate partners and government sponsors to work with us to take the weapon through formal qualification and into volume production. FireStorm™ During 2008 FireStorm™ moved from being an initial prototype with only one completed customer test firing, to a substantially enhanced, more reliable system with a suite of less lethal munitions including sponge, chemical cargo and frangible nose blunt impact chemical rounds. The highlight of 2008 for FireStorm™ was its provision to the US Navy to conduct a series of test firings under the control of naval personnel. Metal Storm was one of only 2 vendors contracted to take part in this Mixed Payload Munition Market Research Demonstration (MPM MRD). The MPM MRD is the first in a series of steps for the US Marines to select and procure over 300 systems capable of directing less lethal fire from vehicles or fixed locations. While the tendering process is open, we see our selection as one of only 2 companies for the MPM MRD as a positive sign. Other Development During the year, the Company has successfu lly applied its patented stacked projectile technology to a number of other projects. This included the opportunity to successfully test our IP in an area that is extraordinarily different in operational environment, projectile size and velocity compared to FireStorm™, MAUL™ and 3GL. However, specifics must unfortunately remain confidential due to restrictions in our contracts with these customers. Financial Situation As the Company stands on the brink of launching its products to market, it also stands on another edge — this time a financial one.

Metal Storm Limited Chief Executive Officer’s Report 31 December 2008 (cont.) Over the last 2 years Metal Storm has carefully managed its cash reserves to meet stringent covenants set by the Trust Deed of the Company’s convertible notes. This imposed financial discipline, but also limited the speed at which product development and testing could occur. The Company has done well to make the progress it has with resources it has had. At the time of writing the Company has a little over $4M in cash reserves. At the end of August up to $20M of convertible notes are due to be re-paid or converted to shares at the discretion of the noteholders. Clearly the Company has action it needs to take to change this financial position. The Company can only complete its weapons commercialisation if it is successful in raising additional working capital to complete the program, and if it either re-negotiates the convertible note debt, or acquires the funds to pay out those note holders who do not elect to convert their notes to company stock. While raising capital presents a substantial challenge for anyone in this economic climate, the Company is also in a better position than ever to show that its technology really works, can provide genuine benefits on the battlefield, and that the prospects for future returns are significant. Regarding the Convertible Notes, the Company is in intensive and positive dialogue with our major note holder, Harmony Capital. Regarding additional investment, the Company is engaging with a number of major potential strategic and financial investors, with a view to acquiring the additional funding needed to complete the commercialisation process and thereby achieve a profitable outcome. The reality is that during a time of global recession Metal Storm has focussed its energy and powered forward toward its development goals. We know that the way to provide investor confidence and long-term shareholder value is to create qualified weapons that deliver enhanced capability to military forces at an appropriate price. It is this fundamental progress that we keep at the centre of our attention at every moment. Throughout a tough, hardworking year I have had the benefit of an excellent team of engineers, skilled technicians, managers and administration staff. All are intensely loyal to the Company and strive each day to create the profitable, successful business that the Company deserves to become. The Board and I thank each and every one of them for their dedication, creativity and diligence. I would also like to thank the Chairman Terry O’Dwyer, John Nicholls, Trevor Tappenden, and the recently retired Peter Jonson for their help and guidance over the last year. These remain challenging times and it gives me confidence to know that I have a skilled and experienced Board of Directors to provide the direction the Company needs. In summary, despite the challenges, I personally believe we will prevail, and that Metal Storm weapons will become commonplace on the battlefields and in law enforcement engagements of the future. Dr Lee J Finniear Chief Executive Officer

Metal Storm Limited

Directors' Report

Your Directors submit their report for the year ended 31 December 2008 for Metal Storm Limited ("the Company") and its subsidiaries ("the Group").

Directors

The names, qualifications, experience and special responsibilities of the Directors of the Company at 31 December 2008 are as follows. Directors of the Company were in office for this entire period unless otherwise stated.



Mr Terry J O'Dwyer
B Com, Dip Adv Acc., FCA, FAICD
(Non-Executive Chairman)

Mr O'Dwyer, a chartered accountant has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005.

Mr O'Dwyer served as Executive Chairman of the company for a short period in 2006. Prior to that he was a member of the Audit and Finance Committees of the Company. During the past three years Mr O'Dwyer has also served as a Director of the following other publicly listed companies:

- Bendigo Bank Limited [1], appointed October 2000
- Brumby's Bakeries Holdings Limited (Chairman), appointed November 2003, resigned July 2007
- MFS Limited (Chairman), appointed March 2005, resigned March 2007
- Break Free Limited (Chairman), appointed June 2000, and resigned March 2005 on merger with MFS Limited

In the 2007 financial year, Mr O'Dwyer was Executive Chairman from 1 January until 19 February. Thereafter he has been the company's non-executive Chairman.



Dr Lee J Finniear
B Sc (Hons), PhD, GAICD
(Managing Director and
Chief Executive Officer)

Dr Finniear was appointed Chief Executive Officer of Metal Storm Limited in February 2007 and Managing Director in May 2007. He has worked in UK, Asia and USA and has held senior executive roles in technology companies that service defence organisations worldwide.

In Dr Finniear's previous role as CEO of Derceto Ltd, he operated businesses in New Zealand, USA and the UK. Prior to this he was Vice President at Intergraph Corporation, responsible for all business and staff in the Asia Pacific Region that service the Government, Transportation, Utilities and Defence industries. He has strong business contacts in the American market and direct experience with defence industry acquisition procedures in this country.

Dr Finniear has also had extensive experience in taking developed concepts through to commercial products, orders and sales.

Dr Finniear holds a Bachelor of Civil Engineering first class honours from Loughborough University, UK and an Engineering PhD that focused on the application of artificially intelligent computer systems to engineering problems.

[1] Denotes Current Directorship

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Metal Storm Limited

Directors' Report
31 December 2008 (cont.)



Dr Peter D Jonson
B Com (Hons), MA (Hons), PhD
(Non-Executive Director)

Dr Jonson was appointed as a Director in February 2006 and resigned in February 2009. He has had extensive government and commercial experience in leadership positions in Australia with significant international involvement. He is a professional director and economist and spends a considerable part of his time directly or indirectly helping scientists and technologists produce commercial outcomes from their research.

During the past three years, Dr Jonson has held the following listed company directorships:

- Pro Medicus Limited[1] appointed April 2000
- Village Roadshow Limited [1], appointed January 2001
- Bionomics Limited [1](Chairman), appointed November 2004

Dr Jonson is also Chairman of the Federal Government's Cooperative Research Centres Committee.

Previously during 2001 he was Chair of the Major National Research Facilities Committee and during 2002 he was Chair of the Biotechnology Centre of Excellence Panel of Experts. He was the founding Chairman of the Australian Institute of Commercialisation, 2001 to 2006. From 1992 to 2002 he was Chairman of the Melbourne Institute Advisory Board, and is now Chairman Emeritus.

Dr Jonson has been Chairman of ANZ Funds Management, Managing Director of Norwich Union's Australian business and Head of Research at James Capel Australia Limited. He also held a number of senior positions as an economist with the Reserve Bank of Australia from 1972 to 1998.

Dr Jonson is also a member of the Audit and Finance Committees and Chairman of the Nominations and Remuneration Committee.



Mr John R Nicholls
B Com, MBA
(Non-Executive Director)

Mr. Nicholls was appointed a Director on 1 September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited ("Harmony"), in connection with the Renounceable Rights Offer conducted on 1 July 2006.

He has extensive experience in the Australian and international business communities in manufacturing and distribution with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries.

During the past three years, Mr. Nicholls has held the following listed company directorships:

- Brandrill Limited [1], appointed 16 December 2004
- Chemeq Limited, appointed 17 May 2005, resigned 26 October 2006
- Nylex Limited [1], appointed 18 December 2006

He has extensive experience in multicultural environments as Chief Executive and as a Non-Executive Director being continuously resident in Asia for 30 years prior to returning to Australia during the late 1990s. Mr. Nicholls is also a member of the Audit and Finance Committees and the Nominations and Remuneration Committee.

[1] Denotes current directorship

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Metal Storm Limited

Directors' Report
31 December 2008 (cont.)



Mr Trevor W Tappenden
ACA, FAICD
(Non-Executive Director)

Mr Tappenden was appointed a Director on 1 July 2008. He was a Partner in the firm of Ernst & Young, Australia, from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm's Board of Partners.

Mr Tappenden is actively involved as an Independent Company Director for a number of corporate, government and education bodies. He holds the position of Chairman of the Audit and Risk Management Committee for many of those organisations

Current Directorships (in addition to Metal Storm Limited):

- Listed companies: Director, Bionomics Limited
- Other: Chairman, Heide Museum of Modern Art; Director, Buckfast Pty Ltd (Investment Coy); Director, Dairy Food Safety Victoria; Director, John Heine Memorial Foundation (Charitable Foundation); Director, VITS Language Link; Councillor, RMIT University.

Special Responsibilities - Chairman of Audit and Risk Management Committee and Member of Remuneration Committee.



Company Secretary
Mr Peter R Wetzig
B Com, Dip CM, FCA, FCIS, Barrister (Qld)

Mr Wetzig was appointed Company Secretary of Metal Storm Limited on 26 April 2007. He is a Fellow, Chartered Secretaries Australia, a Fellow, Institute of Chartered Accountants in Australia and a corporate governance consultant to listed and unlisted companies.

Mr Wetzig was previously an executive of the company from 1999 to 2002 and occupying the role Chief Financial Officer and Company Secretary. Prior to holding this position he held a number of roles of senior management positions in ASX listed Queensland companies. Mr Wetzig has been a financial and governance executive for over 20 years.

As at the date of this report, the interests of the Directors in the shares and options of the Company were:

Interests in the shares and options of Metal Storm Limited

	Ordinary Shares	Options Over Ordinary Shares
T J O'Dwyer	180,855	33,819 [1]
L J Finniear	-	1,000,000
J R Nicholls	-	-
T W Tappenden	-	-

[1] allotted under the renounceable rights issue

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Metal Storm Limited

Directors' Report
31 December 2008 (cont.)

Earnings per share

	2008	2007
	¢	¢
Basic and diluted loss per share	(1.75)	(1.69)

Dividends

No dividends have been paid or declared since the start of the financial year and the Directors do not recommend the payment of a dividend in respect of the year.

Corporate information

Corporate structure

Metal Storm Limited is a company limited by shares that is incorporated and domiciled in Brisbane, Australia. Its subsidiaries, Metal Storm Inc. and Metal Storm USA Limited are incorporated in Delaware in the USA and based in Arlington, ProCam Machine LLC is formed in the state of Washington, USA and is based in Seattle, and Digigun LLC is formed in the state of Delaware, USA and is based in Arlington. Metal Storm Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Company's corporate structure:


AUS
Metal Storm Ltd
USA
ProCam Machine LLC
(non-trading company)
100%
Metal Storm Inc.
49%
Metal Storm USA Ltd
(non-trading company)
100%
Digigun LLC
(non-trading company)
100%

Figure 1: Corporate structure
The structure of Metal Storm Inc. allows the Company to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the 'prime' contractor, thus enabling revenue flows directly into the Company. To be compliant with the requirements of the US Department of Defense, it was necessary to create Metal Storm Inc. as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.'s US resident employees.

Nature of operations and principal activities

Metal Storm Limited is a defence technology company, which is working with government agencies and departments, and the defence industry to develop weapons systems utilising the Metal Storm non-mechanical, electronically initiated stacked projectile technology with the principal focus on the 40mm category of weapons and munitions.

There have been no significant changes in the nature of those activities during the year.

Employees

The Company employed 32 staff as at 31 December 2008 (2007: 28 staff).

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Metal Storm Limited Directors’ Report 31 December 2008 (cont.) Review of Operations Metal Storm technology has unique features that make it well suited to the advanced military systems being fielded today. These features include a high firepower to weight ratio (resulting in very lightweight weapons), electronically programmable rates of fire, lethal and less-lethal ammunition in a single weapon, computerised fire control, and no moving parts in the firing sequence to jam or maintain. The Company has finalised the design and certified its 3 shot grenade launcher and 40mm ammunition tail for safe man-firing. It is now undertaking further ruggedised design enhancement and is preparing further testing to qualify the weapon for military trials. It’s FireStorm™ 40mm multi-barrel remotely operated weapon system has been test fired by the US Marines and the Company has demonstrated a range of 40mm less lethal munitions to complement the lethal high explosive, enhanced blast and airburst munitions that were demonstrated in 2007. In 18mm calibre (12 gauge), the MAUL™ weapon is undergoing second phase development under a contract with the US Office of Naval Research, with the first man-firing expected in mid-2009. Company overview Metal Storm was incorporated as a private company in April 1994 and in May 1994 acquired patents and intellectual property in relation to the technology from Mr J M O’Dwyer. In June 1999, the Company raised $12 million in an initial public offering in Australia and the Company’s ordinary shares listed on the Australian Stock Exchange in July 1999 under the symbol “MST”. In August 2000, the Company commenced a Level 1 American Depositary Receipts (“ADR”) program with The Bank of New York as depositary and ADRs traded on the over-the-counter (OTC) market. In December 2001, the Company commenced a Level 2 ADR program with The Bank of New York as depositary and ADRs commenced trading on the NASDAQ Small Cap Market under the ticker symbol “MTSX”. In July 2008 the Company moved the ADRs back to the OTC market under the symbol “MTSXY” while maintaining its registration with the Securities and Exchange Commission. In May 2008, the Company listed its convertible notes on the Port Moresby Stock Exchange Limited under the symbol “MSTG”. Metal Storm Limited is a development stage enterprise yet to commercialise its patented stacked projectile technology. The Company has not reached a level of the maturity whereby sufficient cash receipts are derived through the sale of products to cover cash outflows or produce a positive net cash flow. Over the past few years, the development status of the technology has progressed from the concept design phase to demonstrable products. In the context of the complete commercialisation process, the technology now needs to be engineered and qualified to a standard that satisfies customers before significant sales will be realised. Qualification is undertaken with specific products rather than on the technology concept and each product will be required to undergo its own qualification process. The 3GL, FireStormTM, MAULTM and associated munitions are the Company’s primary product focus. These products are expected to be the first source of significant revenue for the Group but are not expected to generate volume sales until fully qualified. The 3GL has already been certified safe for man-firing which is the first step in a limited qualification process. The limited qualification process involves testing the 3GL to a common baseline of standards we believe most potential customers will require. It is at this point that volume sales for the product may be received. However, some potential customers may require further qualification before placing sales orders or may even place orders subject to a weapon modification followed by successful completion of furth er qualification testing. Further qualification testing may or may not be at the Company’s expense. Although FireStormTM is based on the same 40mm technology as 3GL it must undergo its own qualification process. The process for FireStormTM will vary from that of the 3GL, although it should progress more quickly given the lessons learned from 3GL and the fact that shoulder firing safety tests do not apply and will therefore not need to be conducted. FireStormTM is not expected to be qualified before 3GL. MAULTM is expected to follow a similar commercialisation process to the 3GL. It has yet to begin the qualification process as the product has not been in development for as long as 3GL, however, MAULTM development will also benefit from the lessons learned from 3GL. Metal Storm weapons require their own unique munitions. Before a weapon can be qualified the munitions also need to be qualified and therefore the munitions qualification process must be timed to coincide with the weapons system in order to realise sales as early as possible.

Metal Storm Limited Directors’ Report 31 December 2008 (cont.) Strategy The Company is focused on developing and qualifying two 40mm calibre weapons systems plus one 18mm calibre weapons system that together will offer substantial, differentiated benefits to military and law enforcement users. In addition, the Company continues to solicit, win and execute contracts with military customers and major defence contractors where its unique stacked projectile launching technology and component weapon systems can be applied for specific end user requirements, and where these contracts open up further opportunities for Metal Storm weapon sales. In particular over the past year, the Company has seen a significant increase in US military interest in less-lethal weapons technology. Giving the soldier the option to respond to a threat with lethal OR less-lethal force when placed in complex urban conflict or peacekeeping missions may reduce civilian casualties, improving the chances of winning the all important “hearts & minds” war that is otherwise easily lost. Metal Storm’s unique multi-barrel stacked round weapons can provide instantly selectable lethal or less lethal munitions, giving a clear advantage to the Company in this emerging market. The Company has entered into a number of strategic partnerships with major companies, including Singapore Technologies Kinetics (STK), iRobot, Electro Optic Systems, and Defence Technologies Inc., where partners provide capabilities such as manufacturing, complementary technology, or access to markets in areas where Metal Storm is not currently active. In particular the Company signed a Joint Collaboration Agreement with STK with the specific objective being to “collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons”. This strategic and far reaching agreement secures for the Company a global, well qualified partner to bring its weapons and munitions though the remaining stages to product sale and delivery. In 2009 the Company expects to derive its revenue from R&D contracts and potentially a limited number of product sales for user testing. Beyond this a growth in weapons sales revenue is expected. Longer term, however, as the population of in-service Metal Storm weapon systems grows, the Company expects to derive the majority of its revenue from recurring sales of ammunition specifically suited to Metal Storm weapons. Technology & Intellectual Property Metal Storm’s core technology is an electronically initiated, stacked projectile launching system that removes the mechanisms and shortens the time normally required to fire projectiles by conventional means. Effectively, the only parts that move in Metal Storm’s technology are the projectiles contained within the barrels. Multiple projectiles are stacked one behind the other in the barrel and the technology allows each projectile to be fired sequentially from the barrel by electronic initiation of the propellant load. Metal Storm’s fully loaded barrel tubes are essentially serviceable weapons, without the need for a traditional ammunition feed or ejection system, breech opening or any other moving parts. These barrels can be effectively grouped in multiple configurations to meet a diversity of applications. Metal Storm’s technology is ideally suited to the new generation of ‘network centric’ weapons that are designed to fully integrate with today’s digitally controlled battlefield. Importantly, Metal Storm enabled systems are capable of local or remote operation through computerised fire control systems. The Company’s technology achieves its performance by enabling numerous projectiles to be stacked in a barrel. Each projectile has its own propellant load, so that the l eading projectile can be reliably fired without the resulting high pressure and temperature that is produced causing unplanned blow-by ignition of the following projectiles, and without collapse of the projectile column in the barrel. The technology has the following features and benefits: Electronically programmable rates of fire from single shots to ultra-rapid rates; No moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction; Increased firepower to weight ratio resulting in a lighter weapon system with greater firepower compared to conventional systems; Modular pods that could operate as a complete weapons system in one container; Digital electronic operation; Ideally suited to mounting on robotic and remotely operated platforms The potential of grouping multiple calibres and multiple lethalities in one gun system allowing the user to vary the use to a specific situation; and

Metal Storm Limited Directors’ Report 31 December 2008 (cont.) Numerous hybrid configurations and Special Forces applications. Intellectual Property forms a core part of the value of Metal Storm. The company maintains a significant intellectual property portfolio covering 31 patent families, with 194 patents granted and 99 pending. In addition the Company has taken out Intellectual Property Insurance to protect its investment and provide it with the capacity to challenge any patent infringement or defence irrespective of the Company cash position at that time. Products The Company is actively developing and/or is in the process of certifying the following products: 3GL — semi-automatic 3 Shot 40mm modular underbarrel grenade launcher FireStorm™ — 4 barrel 16 shot 40mm remotely operated weapon system MAUL™ — semi automatic 18mm (12 gauge) multi-shot accessory under-barrel launcher A range of 40mm and 18mm Lethal and Less Lethal ammunition In conjunction with Electro Optic Systems Limited (EOS), the Company has also developed Redback™, a fast 4 barrel 16 shot 40mm remotely operated weapons system. The Redback™ system is particularly suited to convoy protection and is designed to be capable of defending against RPG attack. During 2008 Metal Storm performed only limited development on Redback™, as most of Metal Storm’s initial development goals had been reached, and EOS target acquisition and tracking components were being developed by EOS. However, technology developed for Redback™ has also been incorporated into FireStorm™. It is expected that further work on Redback™ will be done once a specific customer is identified and contracted, whereupon the product would be tailored to suit particular customer needs. 3GL The 3GL was developed to overcome many of the deficiencies of existing 40mm shoulder fired grenade launchers. Most current 40mm underslung grenade launchers are single shot. Multi-shot grenade launchers are heavy, bulky and in practice do not permit the soldier to also carry an assault rifle. Single shot 40mm grenade launchers have several significant and obvious operational drawbacks. In a firefight the 40mm grenade is a powerful weapon. It has a psychological as well as physical impact on the enemy. However often one shot is not enough, and after the first round is fired the enemy can re-position while the soldier is reloading. Being able to keep “eye-on-target” and deliver a second and third round immediately onto a mobile enemy substantially increases the effectiveness of the weapon, and potentially alters the outcome of the firefight. The 3GL is a semi-automatic 3 shot underslung grenade launcher that can be fitted to a soldier’s assault weapon. It carries less than 1lb additional weight penalty over a single shot M203 grenade launcher, while providing three times the firepower before reloading. This cannot be achieved using conventional weapons technology, as the mechanical auto-reload system would add many additional pounds and increase the size to the point where an underslung weapon would be impractical for the soldier on the battlefield. Development of the 3GL has been underway for over 2 years. Key achievements during 2008 included: Successfully firing the weapon with stacked rounds while attached to an M16 Assault Rifle Successfully firing stacks of high explosive rounds Successful firing of hundreds of rounds of inert, safe-arm and explosive test ammunition Successful systems safety and certification review of the design process by Nova Defence In February 2009, after extensive development and testing as a part of the Joint Collaboration Agreement with STK, the 3GL achieved certification for safe man-firing using 40mm ammunition with non-explosive warheads. Qualification for man-firing using High Explosive 40mm ammunition will follow once the ammunition itself completes qualification. A more ruggedised version of the 3GL is currently undergo ing the final stages of development as part of a spiral development process Once complete the enhanced 3GL will undertake the environmental and operational testing required to qualify it for military trials. FireStorm™ FireStorm™ is a lightweight multi-barrel 40mm remotely operated weapons system (ROWS), which Metal Storm is currently developing to fulfil multiple roles in urban conflict, peacekeeping, convoy and asset protection and civil crowd control environments. By taking full advantage of Metal Storm developments in both lethal and less-lethal munitions, FireStorm™ provides a greater instantaneous flexibility for military forces, law enforcement and security personnel. The separation of a weapon from its crew is an increasing characteristic of military operations. Whether mounted on the top of a vehicle, on the corner of a building or boundary fence, or on a robotic platform, it is more difficult

Metal Storm Limited Directors’ Report 31 December 2008 (cont.) and dangerous for people to physically attend to a remote weapon during an engagement. A jammed weapon can be a lethal liability. FireStorm™ can be deployed on ground robots, placed on vantage points for fixed asset and perimeter protection, mounted on lightweight vehicles and used in both lethal and less lethal operations. FireStorm™ guns have no moving parts in the firing sequence, eliminating the potential for mechanical reload jamming. The barrels can be hermetically sealed, yet still be available for immediate remote firing as needed. These, together with the ability to select the ammunition type remotely at the time of firing, reduce the likelihood of exposing personnel to potentially lethal enemy fire, giving a competitive advantage to FireStorm™ in this market. Instantaneous firepower is another unique characteristic of FireStorm™ that helps it deliver a much harder punch than competing weapons in its class. FireStorm™ can deliver up to 16 high explosive grenades instantaneously onto the same target, multiplying the target damage potential of the weapon. While FireStorm™ is currently configured as a 4 barrel 16 shot system, its major components are modular and could be reconfigured for other purposes with, for example, more barrels, greater ammunition loads and even a combination of 40mm and 18mm calibres within the one weapon system. Specific FireStorm™ development has been in progress for 18 months, building on the foundation of earlier 4 barrel weapons systems development including Redback™. Key achievements during 2008 included: Addition of LASER ranging Addition of day visible sights Enhanced Fire Control Systems Addition of LASER Dazzler non-lethal response capability Testing performed by US Navy and US Marine Corps. In September 2008 Metal Storm Inc provided FireStorm™ to the US Marines for test firing by their personnel under a contract with the Marine Corps Systems Command. Less-lethal chemical payload rounds and frangible nose blunt impact chemical dispersion rounds were fired during the test. During 2009 Metal Storm Inc expects to bid for further less lethal programs within the US Military using the FireStorm™ weapons system. In 2009, FireStorm™ development is continuing with further enhancements to the electronic fire control systems and targeting, plus closer integration with robotic platform control systems. MAUL™ The MAUL™ is an extremely lightweight 12 gauge accessory shotgun designed to fulfil a range of combat and law enforcement roles including door breaching, lethal and non-lethal response, and specialty payload delivery. Minimal size and weight are hallmarks of the MAUL™ is currently the lightest, smallest automatic fire under-barrel shotgun in the world. 12 gauge (18mm) shotguns are in widespread use throughout the military, law enforcement and other government agencies. Shotguns offer greater versatility than conventional assault weapons, and are used to meet a range of special requirements including door breaching, short range operations, and engagements with less lethal ammunition. This versatility is set to extend as new ammunition types become available. A major issue with 12 gauge deployment is that it usually requires personnel to carry a separate additional weapon or sacrifice their primary weapon. Attempts to create shotgun attachments for assault rifles have been constrained by the weight and bulk of the required magazine and mechanical reload system. Metal Storm has identified this as a unique opportunity for its technology hence the development of the MAUL™. The MAUL™ incorporates unique Metal Storm stacked round technology, eliminating the need for mechanical parts to reload the weapon between each shot. Its profile is slim, consisting primarily of a cartridge/barrel tube plus a trigger and small battery housing. It eliminates the bulky bolt action receiver and extended magazine of legacy s ystems, and requires no manual action between shots. The MAUL™ was first conceived under a contract with the US Marines Warfighting Laboratory. A proof gun and 600 munitions were delivered to the US Marines in May 2008. The gun was successfully demonstrated at a public firing at the National Defense Industrial Association (NDIA) show in Dallas Texas in the same month. In May 2008 the Office of Naval Research awarded a US$936,695 contract to Metal Storm Inc. to continue the development of the MAUL™ and demonstrate a fully operational unit on an M4 rifle by May 2009. The project is well on schedule and is expected to meet the delivery dates.

Metal Storm Limited Directors’ Report 31 December 2008 (cont.) Ammunition A number of ammunition natures for Metal Storm 40mm and 18mm systems have been developed or enhanced during the year. 40mm lethal ammunition: The low velocity 40mm lethal round programme (STORM40) progressed well throughout 2008 and work on the certification of test practice rounds for man-firing is now complete. Limited qualification testing for high explosive rounds is planned to be underway in the first half of 2009. The STORM40 programme is designed for full integration of the ammunition with the 3GL and FireStorm™ weapon systems, and on completion will allow the Company to demonstrate the enhanced capability of 3 rounds of high explosive warheads being man fired from a 3GL. Less Lethal 40mm ammunition: substantial work has been carried out in 2008 on a number of less-lethal ammunition types. The challenge with less-lethal projectiles is to keep weight down to maintain a less than lethal outcome, while also incorporating the additional Metal Storm ignition and propellant systems within the projectile itself. Three main types of less-lethal 40mm ammunition have been developed and are under test. Blunt impact sponge rounds were successfully test fired at the beginning of 2008. Frangible nose blunt impact chemical dispersion rounds have also been adapted for Metal Storm launchers. These rounds combine single target blunt impact with an area dispersion of an irritant or marker dye. Finally a chemical payload round was adapted for delivering tear gas or other payloads in stacked munition Metal Storm launchers. The latter two round types were delivered as ammunition with FireStorm™ for the Marine Corps Systems Command Market Research Demonstration, and all have been successfully demonstrated at other test firings through the second half of 2008. 18mm (12 gauge) ammunition: ammunition development for the MAUL™ is essential for the commercial success of the weapon. Metal Storm successfully developed and tested munitions technology to launch stacked FRAG 12 door breaching grenades from the MAUL™ in the first half of 2008. Additional 18mm MAUL™ munitions developed during 2008 include solid projectile, lead pellet and sponge rounds. Several other projectile natures are currently being evaluated for adaption to the MAUL™. Engineering The Company has maintained and improved its engineering organisation during the course of 2008. A primary goal was to transition the team from concept research & development team, to adopt the disciplines of product design, testing and qualification suitable for military standard production weapons development. This included the enhancement of existing engineering processes, configuration and change control as well as the adoption of more rigorous quality control on manufactured items to ensure the validity of test results against design specification. The Metal Storm engineering team has benefited from enhanced access to STK ballistics engineers, safety and certification specialists, manufacturing facilities and firing ranges through the STK Joint Collaboration Agreement. Extensive design, testing and firing was performed throughout the year both in Australia and Singapore with the aim of bringing the 40mm HE ammunition and 3GL to a qualified standard appropriate for military trials, while improving the cost of manufacture. In addition the Company made major advances in systems safety analysis and procedures, to ensure that material potential risk on any aspect of the weapon system was discovered, documented and actions taken to bring the risk to an acceptable level prior to qualification tests being carried out. In parallel with this the US based engineering team continued to advance the MAUL™, FireStorm™ and less lethal munitions development in harmony with its US military contract obligations. Particular highlights were the successful provision of FireStorm™ and a range of less lethal munitions to the US Marines for testing under the MPM program, and timely, effective progress on an enhanced MAUL™ design for a development contract with the Office of Naval Research. A number of additional test firings were carried out during the year, including a public demonstration of the MAUL™ proof gun at the NDIA show in Dallas, Texas, and a 16 shot volley of live chemical payload rounds from FireStorm™ at a target range of 150 metres. In 2009 the engineering focus will be on completing the environmental qualification of the 3GL and 40mm high explosive munition for military trials, plus completion of the MAUL™ to man-firing, together with further enhancement of FireStorm for less lethal and lethal applications. Business Development The Company’s business development strategy continues to be focused on winning commercial contracts for the supply and integration of weapons systems that employ Metal Storm technology. The majority of business development effort is in the USA where there is a substantial defence research and development industry; however, opportunities are being sought in the Middle East, Asia and Europe.

Metal Storm Limited Directors’ Report 31 December 2008 (cont.) Where possible the Company targets contracts where it can leverage its technology developments in the 40mm and 18mm arena. This gives the Company the maximum chance of winning the contract, and also provides a greater chance of long term product sales. The Company has expanded its market scope to include law enforcement and homeland security agencies, in particular for the MAUL™ and the less-lethal applications of FireStorm™. The Company expects to see further demand for 18mm systems as lightweight accessory weapons for ground troops and law enforcement personnel, and as armament for small robotic air and land vehicles. Throughout 2008 the Company engaged EH Group, a business development and marketing consultancy specialising in US Defence markets. EH Group has actively pursued potential weapons programs and has significantly increased Metal Storm presence with the US Military and other defence contractors. During 2008 the Company broadened its US and international exposure through conferences and trade shows, including the Singapore AirShow, EuroSatory, NDIA, (US) National Guard Show, (US) Modern Day Marine Show, the Association of the US Army (AUSA) Exposition. With the first weapons nearing qualification, shaping the global market has been an important step in the sales process. As a key element of its business development strategy, the Company conducts live fire trials and demonstrations to showcase the technical and operational capabilities of the technology and prototype products. These trials also serve an engineering purpose, providing essential performance data for design enhancement. Typically the Company aims to conduct these demonstrations for a select audience of military and defence industry. Performance measurement Management and the Board monitor the Company’s overall performance, from its strategic plan through to the performance of the Company against operating plans and financial budgets. The Board, together with management, reviews monthly financial reports which are used to monitor performance against critical success factors. Directors receive these reports together with management’s analysis and commentary prior to each monthly Board meeting to allow Directors to actively monitor the Company’s performance. Financial results The main features of the Group’s financial results were: Revenue of $2,201,331 Net loss of ($10,656,003) Earnings per share of (1.75) cents Net liabilities at 31 December 2008 of ($13,193,265) Net cash outflows from operating activities of ($10,180,514) Net movement in cash and cash equivalents of ($7,250,164) Accumulated losses of ($88,438,397) Cash position & funding arrangements The Company recognises that it currently has limited cash reserves, and that these are unlikely to be sufficient for it to get to a position where it is creating a positive operating cash flow from product sales and the provision of contract services. Therefore to cover this potential shortfall the Company needs to find sources of additional capital. The Company is taking several concurrent approaches to achieve its funding objectives. It is currently working with an international investment banking firm to source and secure funding, and has created a secure virtual data room to assist with the potential investors’ evaluation process. It is also in dialogue with the Company’s major note holder to examine options for re-financing. The executive management and Directors continue an active engagement programme individually targeted to potential strategic investors. The current situation is not unfamiliar territory to the Company and it has previously succeeded in raising capital in circumstances where the pressure of urgency was more evident. With all these factors in mind the Directors believe the Company and Group to be a going concern.

Metal Storm Limited Directors’ Report 31 December 2008 (cont.) Risk management The Company takes a proactive approach to risk management. The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Company’s objectives and activities are aligned with the risks and opportunities identified by the Board. The Board has established an Audit and Risk Committee to oversee this process. The Committee has a number of mechanisms in place to ensure that management’s objectives and activities are aligned with the risks identified by the Committee. These include the following: Board approval of a strategic plan, which encompasses the Company’s vision, mission and strategy, designed to meet stakeholders’ needs and manage business risk Implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of KPIs of both a financial and non-financial nature Significant events after the balance date On 2 January 2009, Metal Storm Limited repaid a $2,000,000 short term loan in accordance with the repayment terms of that agreement. On 2 January 2009, 2,159,403 convertible notes were converted into 7,287,985 ordinary shares in accordance with the terms of the convertible notes Trust Deed. On 3 February 2009, Metal Storm certified its 3 shot grenade launcher for safe man-firing. On 4 February 2009 Metal Storm Inc commenced proceedings against Starchase for breaching terms of contract and failure to pay outstanding monies. Likely developments and expected results Disclosure of certain information regarding likely developments in the operations of the Company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the Company. Where this applies this information has not been disclosed in this report. Operations subject to significant environmental regulation The Company’s operations are not subject to any particular and significant environmental regulations. Share options Unissued shares As at the date of this report, there were 18,989,688 unissued ordinary shares under unlisted options (18,989,688 at the reporting date), and 176,756,604 unissued ordinary shares under listed options (176,756,604 at the reporting date). Refer to notes 23 and 31 of the financial statements for further details of options outstanding. Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company. Shares issued as a result of the exercise of options During the financial year, there were no listed or unlisted options exercised to acquire fully paid ordinary shares in Metal Storm Limited (2007: nil). Indemnification and insurance of directors and officers During the year, the Company paid a premium in respect of a contract insuring the Directors of the Company (as named earlier in this report), the Company Secretary, Mr Peter Wetzig, and all executive officers of the Company and any related body corporate against a liability incurred as a Director, Secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer of the Company or any related body corporate against a liability incurred as such an officer.

Metal Storm Limited

Directors' Report
31 December 2008 (cont.)

Remuneration Report (Audited)

This Remuneration Report outlines the director and executive remuneration arrangements of the Company in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Key Management Personnel (KMP) of the Group are defined as those persons having authority for planning, directing and controlling the major activities of the Group, and includes the five executives in the Company and the Group receiving the highest remuneration.

The information provided in this remuneration report has been audited as required by section 308(3C) of the Corporations Act 2001.

Directors

The following persons were directors of Metal Storm Limited during the financial year:

Name	Position	
T J O'Dwyer	Chairman	
L J Finniear	Managing Director and Chief Executive Officer	
J M Crunk	Non-executive Director	(resigned 23 May 2008)
P D Jonson	Non-executive Director	(resigned 16 Feb 2009)
J R Nicholls	Non-executive Director	
T W Tappenden	Non-executive Director	(appointed 1 July 2008)

All of the above persons were also Directors for the entire year ended 31 December 2007, except for L J Finniear who commenced employment with the Group on 19 February 2007, B S McComish who was a director up until 8 March 2007 and T W Tappenden who was appointed on 1 July 2008.

Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position	Employer
P R Wetzig	Company Secretary	Metal Storm Limited
B I Farmer	Chief Financial Officer	Metal Storm Limited
P D Faulkner	General Manager – Metal Storm Inc	Metal Storm Inc
D M Pashen	Chief Engineer (Appointed 8 September 2008)	Metal Storm Limited
J Cronin	Managing Engineer (Resigned 29 February 2008)	Metal Storm Limited

All of the above persons were also key management persons for the year ended 31 December 2007, except for P R Wetzig who commenced employment with the Group on 16 April 2007, B I Farmer who was appointed Chief Financial Officer on 17 August 2007 and D M Pashen who commenced employment on 8 September 2008.

J D MacDonald, Chief Financial Officer and Company Secretary, and G L Bergeron III, Chief Technical Officer, were key management persons for part of the year ended 31 December 2007.

Remuneration philosophy

The performance of the Company depends upon the quality of its Directors and executives. To prosper, the Company must attract, motivate and retain highly skilled Directors and executives.

To this end, the Company embodies the following principles in its remuneration framework:

Provide competitive rewards to attract high calibre executives;

Link executive rewards to long-term shareholder value;

A portion of executive compensation 'at risk', dependent upon meeting pre-determined performance benchmarks; and

Establish appropriate, demanding performance hurdles in relation to variable executive compensation.

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Metal Storm Limited

Directors' Report – Remuneration Report (Audited)
31 December 2008 (cont.)

In the year under review, the role of determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer (CEO) and the senior management team; determining the composition of the Board and its Committees; and identifying qualified individuals to become Board members and oversee the evaluation of the Board and its Committees was undertaken by the Nominations and Remuneration Committee of the Board of Directors.

The Committee assesses the appropriateness of the nature and amount of remuneration of Directors and senior managers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive Director and senior manager remuneration is separate and distinct.

Remuneration policy and its relationship to company performance

The Company's financial performance over the last five years has been in line with the need for significant investment in the research and development of its patented electronically initiated "stacked projectile" technology prior to entering the product commercialisation phase.

The following is a summary of the Company's financial performance over the last 5 years:

	2004 $	2005 $	2006 $	2007 $	2008 $
Net loss after tax attributable to members	(13,104,127)	(10,914,600)	(15,337,010)	(9,998,150)	(10,656,003)
Cash Outflow from operating activities	(11,192,138)	(11,241,259)	(7,953,311)	(11,255,896)	(10,180,514)
Loss per share (cents per share)	(2.62)	(2.09)	(2.85)	(1.69)	(1.75)
Dividends paid	-	-	-	-	-
Opening share price	0.44	0.26	0.20	0.16	0.09
Closing share price	0.26	0.20	0.16	0.09	0.05

The Company is continuing to build on its strategy of weapons systems integration adopted in 2005 rather than as a licensor. Whilst increasing the demands on the Company, if successful, this strategy will give the Company greater control over product development, the sub-contractors used, earlier access to the revenues generated and arguably a larger proportion of revenues. Product development has been concentrated on 40mm weapons and munitions and the engineering has been increasingly focused to ensure that the demanding technical integration of the technology will be adequately and promptly responded to by the Company.

Accordingly in setting remuneration policy the Board has regard to the need for the Company to attract and retain Directors and executives with the appropriate mix of skill and experience required to lead the Company through its development phase with the objective of commercialisation of the Company's technology and delivering shareholder value.

Non-executive Director Remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of a high calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the Directors as agreed. The current aggregate amount is $500,000.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed by the Company annually. The board considers advice from external consultants as well as the fees paid to non-executive Directors of comparable companies when undertaking the annual review process.

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Metal Storm Limited Directors’ Report — Remuneration Report (Audited) 31 December 2008 (cont.) Each Director receives a fee for being a Director of the Company. An additional fee may also be paid for each board Committee on which a Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more sub Committees. Given the stage of development of the Company Directors are encouraged to participate in the equity of the company. The remuneration of non-executive Directors for the period ending 31 December 2008 is detailed on page 24 of this report. Senior manager and executive Director remuneration Objective The Company aims to reward executives and key management personnel with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to: Reward executives and key management personnel for Company and individual performance against targets set by reference to appropriate benchmarks; Align the interests of executives with those of shareholders; Link reward with the strategic goals and performance of the Company; and Ensure total remuneration is competitive by market standards. Structure In determining the level and make-up of executive and key management personnel remuneration, the Board considers market levels of remuneration for comparable roles. Employment contracts have been entered into with a number of key management personnel. Details of these contracts are provided on page 22 of this report. Remuneration consists of the following key elements: Fixed remuneration Variable remuneration — Short Term Incentive (‘STI’); The proportion of fixed remuneration and variable remuneration is established for each key management personnel by the Remuneration Committee. Fixed remuneration Objective The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market. Fixed remuneration is reviewed annually by the Nominations and Remuneration Committee and the process consists of a review of companywide and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. Structure Executives are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and fringe benefits such as novated motor vehicle leases, superannuation salary sacrifice arrangements and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating extra cost for the Company. The fixed remuneration component of executives is detailed in Table 1 on page 24. Variable remuneration — short term incentive (STI) Objective The objective of the STI program is to link the achievement of the Company’s operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level so as to provide sufficient incentive to the executive to achieve the operational targets and such that the cost to the Company is reasonable in the circumstances. 21 | P a g e

Metal Storm Limited Directors’ Report — Remuneration Report (Audited) 31 December 2008 (cont.) Structure Actual STI payments granted to each executive depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPIs) covering both financial and non-financial measures of performance. Typically included are measures such as contribution to net operating results, risk management, productivity improvements and leadership/team contribution. The Company has predetermined benchmarks which must be met in order to trigger payments under the short term incentive scheme. On an annual basis, after consideration of performance against KPIs, the individual performance of each executive is rated and taken into account when determining the amount, if any, of the short term incentive pool is allocated to each executive. The aggregate of annual STI payments available for executives across the Company is subject to the approval of the Board. Payments made are usually delivered as a cash bonus or the issue of options or shares. The STI program was applicable to the Chief Executive Officer and the General Manager — Metal Storm Inc for 2008. No payments have been made for 2008 performance under the STI program. Dr Lee Finniear was paid a $85,000 cash bonus, granted by the Board on 11 July 2008 following the successful achievement of key operational targets in 2007 that had been identified by the Board. The Board believes that appropriately designed equity#] based remuneration, including stock options, can be an effective form of remuneration when linked to performance objectives or hurdles. Equity#] based remuneration, however, has limitations and can contribute to ‘short#] termism’ on the part of senior executives. Accordingly, the Board believes it is important that the design appropriate schemes and the terms of such schemes should clearly prohibit entering into transactions or arrangements which limit the economic risk of participating in unvested entitlements under these schemes. Employment contracts Employment agreements have been entered into with the Chief Executive Officer, the Chief Financial Officer and the Chief Engineer. The General Manager — Metal Storm Inc was employed under a letter of offer. Dr L J Finniear, Chief Executive Officer Under the terms of this contract dated 26 February 2007, Dr Finniear will be paid a fixed component of $320,000 at reporting plus 1,000,000 options vesting half yearly (500,000 per half year) over 1 year at an exercise price of $0.185 with an expiry date of 5 years from date of issue. Dr Finniear is entitled to short-term annual incentives equivalent to an amount up to 30% of his fixed component. Dr Finniear is also entitled to an after tax bonus of up to $40,000 subject to satisfactory performance on 19 February 2009 or such other date agreed to between Dr Finniear and the Board. Dr Finniear may resign from his position and terminate this contract by providing three months written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Dr Finniear’s remuneration) plus a severance payment equal to six months of his fixed component. On termination, options that have not vested will be forfeited. The Company may terminate the contract immediately at any time if serious misconduct has occurred. B I Farmer, Chief Financial Officer Under the terms of this contract dated 16 December 2008, Mr Farmer will be paid a fixed component of $150,000 at reporting date. Mr Farmer may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Farmer’s remuneration). The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof. 22 | P a g e

Metal Storm Limited Directors’ Report — Remuneration Report (Audited) 31 December 2008 (cont.) D M Pashen, Chief Engineer (Appointed 8 September 2008) Under the terms of this contract dated 16 December 2008, Mr Pashen will be paid a fixed component of $150,000 at reporting date. Mr Pashen may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Pashen’s remuneration). The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof. P D Faulkner, General Manager — Metal Storm Inc Mr Faulkner is employed through an at will employment arrangement. He will be paid a fixed component (US$190,600 at reporting date) plus 200,000 options vested quarterly (25,000 per quarter) over 2 years. Mr Faulkner is entitled to short-term annual incentives equivalent to an amount up to 10% of his base salary as detailed in Table 1. A D Schatz, Vice President — Business Development Under the terms of his contract, Mr Schatz will be paid a fixed component (US$130,000 at reporting date). Mr Schatz is entitled to commission payments of 4% on the first $100,000 of a funded order and 1% on the amount greater than $100,000. The Company may terminate this employment agreement by providing one months notice or providing payment in lieu of the notice period (based on the fixed component of Mr Schatz’s remuneration). The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof. 23 | P a g e

Metal Storm Limited

Directors' Report – Remuneration Report (Audited)
31 December 2008 (cont.)

Remuneration of key management personnel

Table 1: Directors' Remuneration for the year ended 31 December 2008

Name and Position	Short Term Employee Benefits			Other	Post Employment Benefits	Share Based Payments	Termination	Total Remuneration	Performance Related
	Salary & Fees	Cash Bonus	Non Monetary Benefit						
	$	$	$	$	$	$	$	$	%
T J O'Dwyer Chairman (Non-Executive)	80,000	-	-	-	-	-	-	80,000	-
J M Crunk Director (Non-Executive) resigned 23/5/08	30,215	-	-	-	-	-	-	30,215	-
P D Jonson Director (Non-Executive) Resigned 16/2/09	60,000	-	-	-	-	-	-	60,000	-
J R Nicholls Director (Non-Executive)	50,000	-	-	-	-	-	-	50,000	-
T W Tappenden Director (Non-Executive) Appointed 1/7/08	30,000	-	-	-	-	-	-	30,000	-
Total Non Executive Directors	250,215	-	-	-	-	-	-	250,215	
L J Finniear Managing Director & Chief Executive Officer	301,148	85,000	2,316	-	34,433	7,475	-	430,372	19.8
Total Executive Directors	301,148	85,000	2,316	-	34,433	7,475	-	430,372	19.8
P R Wetzig Company Secretary	83,201	-	-	-	-	-	-	83,201	-
B I Farmer Chief Financial Officer	151,341	-	-	-	12,638	1,560[i]	-	165,539	-
P D Faulkner Senior Vice President - Director of US Operations	228,286	-	13,890	-	6,849	-	-	249,025	-
D M Pashen Chief Engineer appointed 8/9/08	47,885	-	-	-	4,215	1,560[i]	-	53,660	-
J Cronin Managing Engineer - resigned 29/02/08	38,163	23,500	-	-	4,815	-	-	66,478	35.4
A D Schatz Vice President - Business Development	184,787	-	1,750	2,875	5,544	-	-	194,956	-
Total Other Key Management	733,663	23,500	15,640	2,875	34,061	3,120	-	812,859	
Total Remuneration of Key Management Personnel	1,285,026	108,500	17,956	2,875	68,494	10,595	-	1,493,446	

i. Shares will be issued on 6 April 2009 provided the KMP is still employed by the Group.

24 | Page

Metal Storm Limited

Directors' Report – Remuneration Report (Audited)
31 December 2008 (cont.)

Remuneration of key management personnel

Table 2: Directors' Remuneration for the year ended 31 December 2007

Name and Position	Short Term Employee Benefits			Other	Post Employment Benefits	Share Based Payments	Termination	Total Remuneration	Performance Related
	Salary & Fees	Cash Bonus	Non Monetary Benefit						
	$	$	$	$	$	$	$	$	%
T J O'Dwyer Chairman (Non-Executive)	80,000	-	-	-	-	-	-	80,000	-
B S McCornish Director (Non-Executive) - resigned 08/03/07	12,333	-	-	-	-	-	-	12,333	-
J M Crunk Director (Non-Executive)	85,248	-	-	-	-	-	-	85,248	-
PD Jonson Director (Non-Executive) Resigned 16/2/09	60,000	-	-	-	-	-	-	60,000	-
J R Nicholls Director (Non-Executive)	50,000	-	-	-	-	-	-	50,000	-
Total Non Executive Directors	287,581	-	-	-	-	-	-	287,581	-
L J Finniear Managing Director & Chief Executive Officer - appointed 19/02/07	214,361	40,000	-	-	21,597	82,225	-	358,183	11.2%
Total Executive Directors	214,361	40,000	-	-	21,597	82,225	-	358,183	11.2%
P R Wetzig Company Secretary - appointed 16/04/07	50,720	-	-	-	-	-	-	50,720	-
B I Farmer Chief Financial Officer - appointed 17/08/07	50,365	-	-	-	4,533	-	-	54,898	-
P D Faulkner Senior Vice President - Director of US Operations	227,929	19,709	10,279	2,937	-	10,223	-	271,077	7.3%
J Cronin Managing Engineer - resigned effective 29/02/08	177,368	19,500	17,632	-	19,364	-	-	233,864	8.3%
J D MacDonald Chief Financial Officer - resigned 13/04/07	142,905	22,750	-	-	10,712	-	-	176,367	12.9%
S T Rolander Vice President - Corporate Services	144,339	13,076	7,730	2,021	-	-	-	167,166	7.8%
A D Schatz Vice President - Business Development	174,484	-	-	2,334	-	-	-	176,818	-
G L Bergeron Chief Technical Officer - resigned 31/01/07	19,475	-	1,318	216	-	-	-	21,009	-
Total Other Key Management	987,585	75,035	36,959	7,508	34,609	10,223	-	1,151,919	6.5%
Total Remuneration of Key Management Personnel	1,489,527	115,035	36,959	7,508	56,206	92,448	-	1,797,683	6.4%

25 | Page

Metal Storm Limited

Directors' Report – Remuneration Report (Audited)
31 December 2008 (cont.)

During the financial year no options were granted to Directors in respect of Directors Fees for the 2008 financial year and no options were granted or issued to executives as equity compensation for services performed in the 2008 year.

Table 3: *Compensation ordinary share options: granted and vested during the year ended 31 December 2007 (Consolidated)*

	Granted		Terms and Conditions for each Grant					Vested	
	No.	Grant Date	Fair Value per Option	Exercise Price	Expiry Date	First Exercise Date	Last Exercise Date	No.	%
Directors									
T J O'Dwyer	-	-	-	-	-	-	-	-	-
L J Finniear	500,000	26/02/07	$0.09	$0.19	08/03/12	18/08/07	08/03/12	500,000	100.0
L J Finniear	500,000	26/02/07	$0.09	$0.19	08/03/12	18/02/08	08/03/12	500,000	100.0
J M Crunk	-	-	-	-	-	-	-	-	-
P D Jonson	-	-	-	-	-	-	-	-	-
J R Nicholls	-	-	-	-	-	-	-	-	-
B S McComish	-	-	-	-	-	-	-	-	-
Other Key Management Personnel									
P R Wetzig	-	-	-	-	-	-	-	-	-
B I Farmer	-	-	-	-	-	-	-	-	-
P D Faulkner	25,000	06/02/06	$0.10	$0.40	31/03/12	31/03/07	31/03/12	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.10	$0.40	30/06/12	30/06/07	30/06/12	25,000	100.0
P D Faulkner	25,000	06/02/06	$0.11	$0.40	30/09/12	30/09/07	30/09/12	25,000	100.0
J Cronin	-	-	-	-	-	-	-	-	-
J D MacDonald	-	-	-	-	-	-	-	-	-
S T Rolander	-	-	-	-	-	-	-	-	-
A D Schatz	-	-	-	-	-	-	-	-	-
G L Bergeron	-	-	-	-	-	-	-	-	-
Total	**1,075,000**							**1,075,000**	

During the year ended 31 December 2008 no ordinary share options were granted as part of remuneration.

Table 4: Ordinary share options granted as part of remuneration for the year ended 31 December 2007

	Value of options granted during the year	Value of options exercised during the year	Value of options lapsed during the year	Total value of options granted, exercised and lapsed during the year	% Remuneration consisting of options for the year
	$	$	$	$	%
L J Finniear	89,700	-	-	89,700	24.5%

Options are valued using the Black-Scholes option pricing model. See note 31 of the financial report.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

There were no forfeitures during the period.

The maximum grant, which will be payable assuming that all services criteria are met, is equal to the number of options or rights granted multiplied by the fair value at the grant date. The minimum grant payable assuming that services criteria are not met is zero.

During the year, the following ordinary shares were granted to executives as compensation for services performed.

26 | Page

Metal Storm Limited

Directors' Report – Remuneration Report (Audited)
31 December 2008 (cont.)

Table 5: Ordinary shares granted as part of remuneration for the year ended 31 December 2008

	Value of shares granted during the year	Number of shares granted during the year
	$	
B I Farmer	3,900	100,000
D M Pashen	3,900	100,000

(2007: nil.)

Directors' meetings

The following table sets out the number of Director's meetings (including meetings of Committees of Directors) held during the Financial Year and the number of meetings attended by each Director (while they were a Director or Committee member). During the financial year, 15 Board meetings, 4 Audit Committee meetings, no Finance Committee meetings and 3 Nominations and Remuneration Committee meeting were held.

Directors	Board of Directors 15 meetings held during year		Meetings of Committees					
			Audit Committee 4 meetings held during year		Finance Committee 0 meetings held during year (2)		Nominations & Remuneration Committee 3 meeting held during year	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
T J O'Dwyer	15	15	-	-	0	0	-	-
J M Crunk (1)	6	0	1	0	0	0	0	1
P D Jonson	15	15	4	4	0	0	3	3
J R Nicholls	15	14	4	4	0	0	3	3
L J Finniear	15	14	-	-	0	0	-	-
T W Tappenden	7	7	2	2	0	0	2	2

- Not a member of the relevant committee.
(1) Leave of Absence since 19 February 2008
(2) Finance Committee dissolved 6 March 2008

Audit independence and non-audit Services

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 28.

Non audit services

Details of non-audit services provided by the entity's auditor, PricewaterhouseCoopers are included in note 24 (b) of the financial report. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Signed in accordance with a resolution of the Directors

T J O'Dwyer
Director

Brisbane
Date: 27 February 2009

27 | Page

Metal Storm Limited

Directors' Report
31 December 2008 (cont.)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO BOX 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditors' Independence Declaration

As lead auditor for the audit of Metal Storm Limited for the year ended 31 December 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Metal Storm Limited and the entities it controlled during the period.

PricewaterhouseCoopers

Robert Hubbard
Partner

Brisbane
27 February 2009

Liability is limited by the Accountant's Scheme under the Professional Standards Act 1994 (NSW).

28 | Page

Metal Storm Limited Executive Profiles Dr Lee J Finniear Managing Director and Chief Executive Officer Dr Finniear was appointed as the Chief Executive Officer in February 2007. He is responsible for all aspects of the management of the operations of Metal Storm as well as managing the Company’s investor relations, business development and corporate affairs. Prior to joining Metal Storm, Lee was engaged in managing business development marketing, technology commercialisation and solution delivery with both Asia Pacific and worldwide territories. Among his previous roles he held the position of CEO of Derceto Limited, and Vice President — Asia Pacific for Intergraph Corporation, a Fortune 1000 global technology company. Dr Finniear has held directorships with numerous companies and not-for-profit industry bodies. Dr Finniear is a Graduate of the Australian Institute of Company Directors, and has a degree in Engineering, and a PhD in Engineering and Artificial Intelligence. Mr Brett Farmer Chief Financial Officer Mr Farmer is employed as the Chief Financial Officer of Metal Storm Limited. He has 14 years of experience in management and financial accounting. Brett joined Metal Storm in 2005 as Financial Controller to manage the operational accounting function and associated compliance requirements of the Group and was appointed to the CFO position in August 2007. As CFO, Brett has general responsibility for the Company’s finance function and compliance requirements, including production of the Company’s annual report and Form 20-F for the Securities and Exchange Commission. Before Metal Storm, Brett gained experience as the Finance Manager of Endeavour where he was responsible for the finance function of the Company. 29 | P a g e

Metal Storm Limited Executive Profiles Mr David Pashen Chief Engineer & Development Manager Mr Pashen joined Metal Storm as the Chief Engineer & Development Manager in September 2008. Within this role he is directly responsible for systems engineering and assists with business development for the company. Prior to joining Metal Storm David gained experience working in a range of areas, from weapons development and testing, through to customer relations management and systems engineering both in Australia and overseas. Mr Peter Faulkner General Manager — Metal Storm Inc Mr Faulkner is responsible for the management and administration Metal Storm Inc., contracting activities with the US Government and oversight of the U.S. based engineering team. Peter has more than 25 years of experience as a DoD contractor, focused on military weapons support systems. Prior to joining Metal Storm, he served as Vice President for ManTech International Corporation, one of the U.S. Government’s leading providers of innovative technologies and solutions for mission-critical national security programs. Preceding his 21 years at ManTech, Mr. Faulkner worked at Aircraft Armaments Incorporated (AAI). Brigadier Peter Pursey AM Program Development Manager Mr Pursey was a non-executive Director of Metal Storm Limited from 1994 until his retirement from the Board in March 2003. He has actively contributed to the development of a number of the company’s weapon systems. In his current management role he assists with the development of a number of the company’s technology projects in Australia and the US. Peter is a former Brigadier in the Australian Army and has a detailed knowledge of defence-related technology and strategic security issues. He was awarded the Order of Australia (AM) in 1993. Mr Arthur Schatz Vice President — Business Development — Metal Storm Inc Mr Schatz commenced with Metal Storm in 2001 and is based in Arlington, Virginia. He is responsible for strategic and business planning and product development priorities, with an emphasis on the planning, development and implementation of Operations strategy that will provide the focused future direction for the company, in conjunction with business development plans. Prior to joining Metal Storm, he was employed by the Australian Government at the Australian Embassy in Washington, DC. His position as Assistant Director, Defense Industry was to provide support to Australian defence industry in the US marketplace. 30 | P a g e

Metal Storm Limited Corporate Governance Statement Introduction The Directors of Metal Storm Limited are responsible for the corporate governance practices of the Company. The Board’s role is to govern the Company rather than to manage it. In governing the Company, the Board guides and monitors the business and affairs of Metal Storm Limited on behalf of the shareholders to whom they are accountable. The Directors are committed to protecting stakeholders’ interests and keeping investors fully informed about the performance of the Company, while meeting stakeholders’ expectations of sound corporate governance practices. To ensure the best representation of shareholder interests, the Board will regularly review its corporate governance practices. The Corporate Governance Statement is consistent with the Australian Securities Exchange (ASX) Corporate Governance Council’s “Corporate Governance Principles and Recommendations, 2nd edition 2007” (ASX Principles) which became effective for the Company on 1 January 2008. In accordance with the Council’s recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed that fact must be disclosed, together with reasons for the departure. During the year your Directors conducted a comprehensive review of the Company’s governance policies and practices to ensure that the corporate governance of Metal Storm Limited reflected current developments. The results of this review were adopted by the Board on 6 March 2008 and progressively incorporated, where relevant and appropriate, into the Company’s governance policies and practices. The Company’s Corporate Governance statement is segmented according to the eight principles of the ASX Corporate Governance Council. Metal Storm has adopted the spirit of, and demonstrated a commitment to embracing, the ASX Principles as they are relevant to the size and complexity of the Company and its operations. Principle 1: Lay solid foundations for management and oversight The Directors of the Company are accountable to shareholders for the proper management of business and affairs of the Company. The key responsibilities of the Board are to: Establish, monitor and modify the corporate strategies of the Company; Ensure proper corporate governance, monitor the performance of management of the Company; Ensure that appropriate risk management systems, internal control and reporting systems and compliance frameworks are in place and are operating effectively; Assess the necessary and desirable competencies of Board members, review Board succession plans, evaluate its own performance and consider the appointment and removal of Directors; Consider executive remuneration and incentive policies, the Company’s recruitment, retention and termination policies and procedures for senior management and the remuneration framework for non-executive Directors; Monitor financial results; Approve decisions concerning the capital, including capital restructures, and dividend policy of the Company; and Comply with the reporting and other requirements of the law. The full Board meets regularly, usually on a monthly basis. It also meets regularly without executive staff members present. Subject to certain conditions, the Board delegates responsibility for day-to-day management of the Company to the Chief Executive Officer, who provides a monthly report to the Board. The Directors have determined a Statement of Delegations to Management and the Chief Executive Officer must consult the Board on matters that are sensitive, extraordinary, of a strategic nature or on other matters outside these delegations. 31 | P a g e

Metal Storm Limited

Corporate Governance Statement (cont.)

Overview of Adoption

During the year ended 31 December 2008 the Board has adopted ASX recommendation 1.1, 1.2 and 1.3.

As previously mentioned, the governance review adopted on 6 March 2008 resulted in progressive implementation of website disclosures under the Corporate Governance Section of www.metalstorm.com of the following matters:

- Matters reserved for the Board (ASX recommendation 1.1)
- The process for evaluating the performance of senior executives under the functions of the Nomination and Remuneration Committee (ASX recommendation 1.2)

The Nomination and Remuneration Committee has conducted an evaluation of the performance of the Chief Executive Officer prior to 31 December 2008 and the evaluation was in accordance with the process disclosed.

Principle 2: Structure the Board to add value

Composition of the Board

The Board presently comprises three non-executive Directors and one executive Director.

Profiles of the Directors are set out on pages 8 to 10 of this Annual Report. The profiles outline the skills, experience and expertise of each Director and the periods during which they held office during the financial year. All non-executive Directors are subject to retirement by rotation at least every three years, but may stand for re-election by the shareholders upon retirement.

The composition of the Board is determined by the Board. The Board has considered the following principles and guidelines in determining the composition of the Board:

- A majority of Directors ought to be independent

The concept of independence of Directors is assessed in accordance with the ASX Principles.

The following persons were Directors for all or part of the financial year ended 31 December 2008:

Period	Independent	Non-Independent
1 Jan 2008 to 23 May 2008	Mr J M Crunk	Mr T J O'Dwyer [1]
	Dr P D Jonson	Mr J R Nicholls [2]
		Dr L J Finniear [3]
24 May 2008 to 30 Jun 2008	Dr P D Jonson	Mr T J O'Dwyer [1]
		Mr J R Nicholls [2]
		Dr L J Finniear [3]
1 Jul 2008 to 31 Dec 2008	Dr P D Jonson	Mr T J O'Dwyer [1]
	Mr T W Tappenden	Mr J R Nicholls [2]
		Dr L J Finniear [3]

The Board will take external advice to determine the independence of a Director when necessary.

The Company did not have a majority of independent directors during 2008. However, in all the circumstances, the Board considered the mix of independent and non-independent to be appropriate.

- The Board ought to comprise a wide range of skills and competencies.

[1] Mr T J O'Dwyer was Executive Chairman from 28 April 2006 until the appointment of Dr Finniear as CEO on 19 February 2007. Mr O'Dwyer is not considered to be an independent Director because of this executive role.

[2] Mr J R Nicholls was appointed as a Director of the Company in September 2006 pursuant to an agreement with Harmony Investment Fund Limited (Harmony). Harmony is the largest holder of convertible notes and options which were issued pursuant to the rights issue undertaken in 2006.

[3] Dr L J Finniear was appointed managing director on 24 May 2007.

32 | Page

Metal Storm Limited

Corporate Governance Statement (cont.)

The Board is responsible for ensuring that there are, amongst their number, Directors with appropriate skills and experience to competently discharge their duty to the other stakeholders in the Company and to manage the Company in a manner that protects the interests of all stakeholders and maximises the return to and value of the Company for the Members of the Company. In determining this matter, the Board should specifically consider whether it is structured and composed in such a way that it:

i. has a proper understanding of, and competence to deal with, the current and emerging issues of the business of the Company; and
ii. can effectively review and challenge the performance of management and exercise independent judgment.

Chairman

Mr T J O'Dwyer was appointed Chairman in September 2005, having previously served as Interim Chairman since May 2004. Mr O'Dwyer was appointed Executive Chairman on 28 April 2006. Since the appointment of Dr Lee Finniear as CEO on 19 February 2007, Mr O'Dwyer has remained as Chairman but is no longer an executive of the Company.

In accordance with the ASX Principles, Mr O'Dwyer has not been an independent Director during 2008 as he has been an executive (Executive Chairman until 19 February 2007) of the company within the last 3 years.

The Board considered that in all the circumstances it was appropriate for Mr O'Dwyer to be the Chairman throughout the year, despite not being an independent director.

Director Selection

- When a vacancy exists through whatever cause, or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Board, supported by its Nomination and Remuneration Committee, will consider candidates with appropriate expertise and experience. A selection procedure is then completed, which includes a review of the candidates' independence, and the Board appoints the most suitable candidate who, in accordance with regulation 13.2 of the Company's constitution, must retire but may stand for re-election at the next annual general meeting of shareholders.

Board Committees

The Board has established separate Audit and Risk (see Principle 4 below), Nominations and Remuneration (see Principle 8 below), and Finance Committees, which operate under separate formal Charters.

The Finance Committee was established by the Board to be an oversight body on capital raising, mergers and acquisitions and to oversee the financial function of the Company's operation and was disbanded in March 2008 as this role was being performed by the full Board.

Nomination and Remuneration Committee

The membership of the Nomination and Remuneration Committee during the year ended 31 December 2008 comprised a majority of independent Directors, except for the period 24 May to 30 June 2008 as follows:

Period	Independent	Non-Independent
1 Jan 2008 to 23 May 2008	Mr J M Crunk Dr P D Jonson	Mr J R Nicholls
24 May 2008 to 30 Jun 2008	Dr P D Jonson	Mr T J O'Dwyer Mr J R Nicholls
1 Jul 2008 to 31 Dec 2008	Dr P D Jonson Mr T W Tappenden	Mr J R Nicholls

The attendance of Members at meetings of the Committee is set out at page 27 of the Directors' Report.

Board Evaluation

A formal performance evaluation of the Board, its committees and individual directors was conducted during the year ended 31 December 2008 in accordance with the Board policy and process established.

33 | Page

Metal Storm Limited Corporate Governance Statement (cont.) Independent Professional Advice When a new Director joins the Board, they are advised by the Chairman that each Director has the right to seek independent professional advice at the Company’s expense. Prior approval of the Chairman is required, but such approval is not withheld unreasonably. Overview of Adoption During the year ended 31 December 2008 the Board did not adopt the following ASX Principles: 2.1 — The majority of the Board should be independent Directors. The Board considered that in all the circumstances it has appropriate skills and business expertise represented on the board and that the current board is appropriate notwithstanding that the recommended independence level (majority) is not achieved. 2.2 — The Chairman should be an independent Director. The Board considered that in all the circumstances it was appropriate for Mr O’Dwyer to be the Chairman, despite not being an independent director. As previously mentioned, the governance review adopted on 6 March 2008 resulted in progressive implementation of website disclosures under the Corporate Governance Section of www.metalstorm.com of the following matter: Disclosure of the process for evaluating the performance of the Board, its committees and individual Directors (ASX recommendation 2.5) Principle 3: Promote ethical and responsible decision-making Codes of Conduct The Company has codes of conduct which were reviewed and revised during the year ended 31 December 2008. The new codes of conducts were established to guide all of the Company’s employees, including Directors, the Chief Executive Officer, the Chief Financial Officer and other senior executives, in respect of ethical behaviour. The codes of conduct have been designed to maintain confidence in the Company’s integrity and the responsibility and accountability of all individuals within the Company for reporting unlawful and unethical practices. The codes of conduct embrace such matters as: Responsibilities to shareholders; Responsibilities to the environment and the community; Conflicts of interest and corporate opportunities Compliance with laws and regulations; Relations with customers and suppliers; and Reporting of illegal and unethical practices A summary of the Company’s codes of conduct are available for inspection on the Company’s website. Securities Trading Policy Directors are encouraged to be long-term holders of the Company’s shares. For Directors and Officers, the Company has adopted a formal Securities Trading Policy. The policy provides that Directors and senior employees should: Never engage in short term trading of the Company’s securities; Not deal in the Company’s securities while in possession of price sensitive information; Notify the Company Secretary of any intended transactions involving the Company’s securities; and Restrict their buying and selling of the Company’s securities to within the ‘trading window’ — the four week period after the release to the ASX of the half yearly and annual results or after the holding of the annual general meeting and only if they do not possess price sensitive information. The Board may, in exceptional circumstances only, approve any Director or senior employee to trade in the Company’s securities at any time. The Company must comply with its obligations to notify ASX in writing of any changes in the holdings of Securities or interest in Securities by Directors. 34 | P a g e

Metal Storm Limited

Corporate Governance Statement (cont.)

Overview of Adoption

During the year ended 31 December 2008, the Company adopted ASX Principle 3

As previously mentioned, the governance review adopted on 6 March 2008 resulted in progressive implementation of website disclosures under the Corporate Governance Section of www.metalstorm.com of the following matter:

- Disclosed a summary of the Company's Codes of Conduct (ASX Recommendation 3.1)

Principle 4: Safeguarding integrity in financial reporting

Details of the Company's adoption of Principle 4 are set out below.

Audit Committee

The Board has established an Audit and Risk Committee under a separate charter.

During the 2008 financial year, the Audit and Risk Committee comprised the following Directors:

Period	Independent	Non-Independent
1 Jan 2008 to 23 May 2008	Mr J M Crunk (Chairman) Dr P D Jonson	Mr J R Nicholls
23 May 2008 to 30 Jun 2008	Dr P D Jonson (Chairman)	Mr T J O'Dwyer Mr J R Nicholls
1 Jul 2008 to 31 Dec 2008	Mr T W Tappenden (Chairman) Dr P D Jonson	Mr J R Nicholls

Meetings of the Audit and Risk Committee may be attended by other Directors or by executives upon invitation by the Chairman of the Committee.

As the Company was not in the top 300 of the S&P All Ordinaries Index as at 1 January 2008, it was not required by the ASX Listing Rule 12.7 to comply with the recommendations of the ASX Corporate Governance Council in relation to the composition, operation and responsibility of the Audit and Risk Committee for the 2008 financial year. However, the Company intends, as far as possible, to meet the recommendations.

In summary, those recommendations are that in respect of the Audit Committee:

- There should be only non-executive Directors;

  At all times during the 2008 financial year, the Audit Committee comprised only non-executive Directors.
- An independent Chairman who is not chairman of the Company;

  Messrs Crunk and Tappenden and Dr Jonson are independent directors and neither was at any time during the 2008 financial year the Chairman of the Company.
- It should consist of at least three members.

  At all times during the 2008 financial year, the Audit Committee consisted of three members.

The Audit and Risk Committee Charter (Charter) sets out the qualifications required for each member of the Audit and Risk Committee. All of the members of the Audit and Risk Committee during the 2008 financial year met these qualifications.

The Charter also requires the Committee to consist of at least three members.

All members of the Audit and Risk Committee during the 2008 financial year were financially literate (i.e. they are able to read and understand financial statements) and have an understanding of the industry in which the Company operates. Messrs Crunk and Tappenden are qualified accountants. Dr P D Jonson holds a Bachelor of Commerce degree (Hons), was an economist with the Reserve Bank of Australia, and has broad business experience. Mr J R Nicholls holds a Bachelor of Commerce degree and a Master of Business Administration degree, and also holds broad business experience.

35 | Page

Metal Storm Limited Corporate Governance Statement (cont.) In performing its responsibilities, the Committee shall, amongst other things: Retain the independent auditors and review and discuss the independence of the auditors; Set the engagement policies for the independent auditor; Review and discuss the audit plan, the conduct of the audit and the audit results; Review and discuss financial statements and disclosures; Determine and administer internal audit procedures; Review and discuss the systems of internal accounting controls; Review and discuss the recommendations of independent auditors; Approve related party transactions where the transactions are not required to be approved by the shareholders or Directors; and Establish procedures for complaints regarding financial statements or accounting policies. Details of the meetings of the Audit and Risk Committee held during the year and those attending these meetings are set out in the Directors’ Report section of this annual report. Overview of Adoption During the year ended 31 December 2008 the Board did not fully adopt ASX Principle 4.2 — The Audit Committee should be structured so that it consists of a majority of independent Directors...”. During a short period, 23 May to 1 July 2008, the Company’s Audit and Risk Committee did not comprise a majority of independent Directors. During this period Directors’ search for an appropriately qualified candidate to replace Mr Crunk, and who complimented the background, experience and skills of other Directors. The resultant appointment has significantly added to the Board’s skills particularly in the area of Board financial and risk management expertise and experience. As previously mentioned, the governance review adopted on 6 March 2008 resulted in progressive implementation of website disclosures under the Corporate Governance Section of www.metalstorm.com of the following matters: Disclosure of the Charter of the Audit Committee (ASX recommendation 4.4) Disclosure of the procedure for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners (ASX recommendation 4.4) Principle 5: Make timely and balanced disclosure Continuous Disclosure The Board recognises that the Company as a publicly listed entity has an obligation to make timely and balanced disclosure in accordance with the requirements of the Australian Securities Exchange (ASX) Listing Rules and the Corporations Act 2001. The Board is also of the view that an appropriately informed shareholder base, and market in general, is essential to an efficient market for the Company’s securities. The Board is committed to ensuring that shareholders and the market have timely and balanced disclosure of matters concerning the Company. In demonstration of this commitment, the Company has adopted a formal continuous disclosure policy. In order to ensure the Company meets its obligations of timely disclosure of such information, the Company has adopted the following policies: Immediate notification to ASX of information concerning the Company that a reasonable person would expect to have a material effect on the price or value of the Company’s securities as prescribed under listing rule 3.1, except where such information is not required to be disclosed in accordance with the exception provisions of the listing rules; The Company has an established website and all information disclosed to ASX is promptly placed on the Company’s website following receipt of confirmation from ASX and, if deemed desirable, released to the wider media; and The Company will not respond to market rumour or speculation, except where required to do so under the Listing Rules. The Board’s policy to ensure compliance with its disclosure obligations is publicly available on the Company’s website. 36 | P a g e

Metal Storm Limited Corporate Governance Statement (cont.) Overview of Adoption During the year ended 31 December 2008 the Board adopted, and complied with, ASX Principle 5. Principle 6: Respect the rights of shareholders Communications Strategy The Board recognises that the shareholders are the beneficial owners of the Company and respects their rights and is continually seeking ways to assist shareholders in the exercise of those rights. The Board also recognises that as owners of the Company, the shareholders may best contribute to the Company’s growth, value and prosperity if they are informed. To this end, the Board seeks to empower Shareholders by: Communicating effectively with shareholders; Enabling shareholders access to balanced and understandable information about the Company, its operations and proposals; and Assisting shareholders’ participation in general meetings. The Company maintains a website in order to provide opportunities for shareholders to access Company announcements, media releases and financial reports through electronic means. In order to communicate more effectively with shareholders the Company has entered into an arrangement with a specialist consultant in the area of shareholder relations. Participation in Meetings The Board is committed to assisting shareholders’ participation in meetings and has adopted the ASX Corporate Governance Council’s recommendations and guidelines as published in the Council’s Principles of Good Governance and Best Practice Recommendations in respect of notices of meetings. Shareholders also have an opportunity to submit questions to the auditor prior to the annual general meeting. As required by the Corporations Act, the auditor will be present at the annual general meeting and will be available to answer questions. Overview of Adoption During the year ended 31 December 2008 the Board adopted ASX Principle 6. As previously mentioned, the governance review adopted on 6 March 2008 resulted in progressive implementation of website disclosures under the Corporate Governance Section of www.metalstorm.com of the following matter: Disclosure of the Company’s policy for communication with shareholders Principle 7: Recognise and manage risk Risk Oversight and Management Policy The Board carries overall responsibility to all stakeholders for the identification, assessment, management and monitoring of the risks faced by the Company. The Company has, as an integral element of its review of governance documentation and practices, formalised policies and procedures for risk management and oversight of management’s risk management system. A summary of this policy is available for inspection on the Company’s website. Certification by Chief Executive Officer and the Chief Financial Officer The Chief Executive Officer and the Chief Financial Officer have certified to the Board in writing, prior to Board approval of the 2008 annual financial report, that: the financial records of the Company and its subsidiary and associated entities (“the consolidated entity”) for the financial year ended on 31 December 2008 (“the financial year”) have been properly maintained in accordance with section 286 Corporations Act; and the financial statements, and the notes of the consolidated entity for the financial year comply with the accounting standards; and the financial statements and notes for the financial year give a true and fair view of the financial position and performance of the consolidated entity in all material respect; and the declarations given herein are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board; and 37 | P a g e

Metal Storm Limited Corporate Governance Statement (cont.) the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects. Overview of Adoption During the year ended 31 December 2008 the Board adopted ASX Principle 7. As previously mentioned, the governance review adopted on 6 March 2008 resulted in progressive implementation of website disclosures under the Corporate Governance Section of www.metalstorm.com of the following matter: Disclosure of a summary of the Company’s policies on risk oversight and management of material business risks (ASX recommendation 7.4) Principle 8: Remunerate Fairly and Responsibly Remuneration The Board has a Nominations and Remuneration Committee (“the Committee”). The membership of the Committee during the financial year is set out page 33 of this Corporate Governance Statement and their attendance at Committee meetings is set out on page 27 of the Directors’ Report of the annual financial report. Remuneration Policy The Board believes that it is in the interest of all stakeholders in the Company for there to be in place a remuneration policy that: Attracts and retains talented and motivated Directors, executives and employees so as to encourage enhanced performance of the Company; Recognises and rewards superior performance by any individual or Company to which the individual has made a significant contribution; Payment of equity-based executive remuneration should only be made in accordance with such schemes that have been approved by shareholders; Enables the Company’s stakeholders and the investment community to understand: o the costs and benefits of that policy; and o the link between remuneration paid to Directors and key executives and the Company’s performance. Distinguishes the structure of non-executive Directors’ remuneration from that of executives using the following guidelines for non-executive Directors’ remuneration: o non-executive Directors should not be provided with retirement benefits other than statutory superannuation; and o non-executive Directors ought to receive equity-based remuneration only under strict controls and subject to shareholder approval. To this end, the Board has established a process of transparency in remuneration matters that relates remuneration to performance and clearly communicates the policy underlying executive remuneration to stakeholders. The Board policy on remuneration is set out more fully in the Remuneration Report contained in the Directors’ Report section of this annual report. Remuneration Objectives The Board’s remuneration objectives are as follows: To motivate Directors and management to pursue the long-term growth and success of the Company within an appropriate control framework; and To demonstrate a clear relationship between key executive performance and remuneration. 38 | P a g e

Metal Storm Limited Corporate Governance Statement (cont.) Structure The Board has determined that executive remuneration may comprise any of the following: Cash salary; Shares in the Company and/or options to acquire shares in the Company; Other incentive schemes; Allowances; Holiday and sick leave; Long service leave (Australian employees); Medical and dental cover (US employees); Superannuation (Australian employees); Any other component that the Company can lawfully provide to an officer to salary sacrifice; Any other component that the Board considers relevant and desirable; and Fringe benefits tax (howsoever called) associated with components of remuneration requested by the Officer to be salary sacrificed. The remuneration, and its elements, paid to Directors, and Key Management Personnel is set out in the Directors’ Report of the Financial Report. It is the policy of the Company not to make loans to Directors or executives. No Director received or was entitled to a retirement benefit, nor was there a scheme for the provision of such benefits to Directors during the financial year. Overview of Adoption During the year ended 31 December 2008 the Board adopted ASX Principle 8. As previously mentioned, the governance review adopted on 6 March 2008 resulted in progressive implementation of website disclosures under the Corporate Governance Section of www.metalstorm.com of the following matter: Disclosure of a summary of the role, rights, responsibilities and membership of the Nomination and Remuneration Committee (ASX recommendation 8.3) Disclosure of the a summary of the company’s policy on prohibiting entering into transactions in associated products which limit the economic risk of participating in unvested entitlements under any equity-based remuneration schemes (ASX recommendation 8.3). 39 | P a g e

Metal Storm Limited

Financial Statements

Income Statements

For the year ended 31 December 2008

	Note	Consolidated 2008 $	Consolidated 2007 $	Company 2008 $	Company 2007 $
Revenue	6	**2,201,331**	3,205,381	**1,050,486**	1,330,579
Fair value movement in derivative	16	**3,620,682**	2,421,388	**3,620,682**	2,421,388
Foreign exchange differences		**444,598**	(68,197)	**773,915**	(319,353)
Consumables used		**(131,896)**	(469,579)	**-**	-
Employee expenses	7	**(4,229,674)**	(4,348,588)	**(2,777,930)**	(2,759,814)
Finance costs	7	**(6,369,138)**	(4,934,415)	**(6,365,696)**	(4,934,415)
Professional fees		**(1,449,621)**	(1,321,686)	**(913,599)**	(913,675)
Research and development		**(1,569,582)**	(1,671,057)	**(1,313,819)**	(1,521,854)
Office overheads		**(623,687)**	(576,387)	**(575,863)**	(539,111)
Facility expenses		**(713,699)**	(790,874)	**(408,068)**	(447,634)
Travel and entertainment		**(346,412)**	(468,868)	**(305,774)**	(424,831)
Communication and technology		**(296,482)**	(360,501)	**(231,693)**	(294,084)
Public relations and compliance		**(423,223)**	(393,967)	**(384,503)**	(385,118)
Impairment expense	7	**(769,200)**	(220,800)	**(2,930,384)**	(2,018,773)
Loss before Income tax		**(10,656,003)**	(9,998,150)	**(10,762,246)**	(10,806,695)
Income tax expenses	8	**-**	-	**-**	-
Loss for the year		**(10,656,003)**	(9,998,150)	**(10,762,246)**	(10,806,695)
Earnings per share (cents per share)					
- Basic and diluted loss for the year attributable to ordinary equity holders of the parent	30	**(1.75)**	(1.69)		

The above Income Statements should be read in conjunction with the accompanying notes.

40 | P a g e

Metal Storm Limited

Financial Statements (cont.)

Balance Sheets

As at 31 December 2008

		Consolidated		Company	
		2008	2007	**2008**	2007
	Note	**$**	$	**$**	$
Assets					
Current assets					
Cash and cash equivalents	9	**7,571,292**	14,727,548	**7,368,682**	14,378,024
Available-for-sale financial investments	10	**10,000**	779,200	**10,000**	779,200
Trade and other receivables	11	**1,120,592**	1,563,218	**929,173**	778,769
Total current assets		**8,701,884**	17,069,966	**8,307,855**	15,935,993
Non-current assets					
Trade and other receivables	12	**34,202**	987,902	**-**	480,798
Other financial assets		**-**	-	**2,920**	2,920
Property, plant and equipment	13	**508,354**	656,260	**472,969**	599,264
Intangible assets and goodwill	14	**23,084**	74,149	**23,084**	51,859
Total non-current assets		**565,640**	1,718,311	**498,973**	1,134,841
Total assets		**9,267,524**	18,788,277	**8,806,828**	17,070,834
Liabilities					
Current liabilities					
Trade and other payables	15	**1,129,438**	2,605,145	**1,038,609**	1,185,079
Conversion derivative	16	**2,187,934**	5,963,793	**2,187,934**	5,963,793
Interest-bearing loans and borrowings	17	**18,703,697**	12,941,447	**18,695,975**	12,935,750
Provisions	18	**376,582**	302,161	**168,773**	118,105
Total current liabilities		**22,397,651**	21,812,546	**22,091,291**	20,202,727
Non-current liabilities					
Interest-bearing loans and borrowings	19	**16,783**	215,036	**-**	195,977
Other		**46,355**	68,265	**2,936**	5,833
Total non-current liabilities		**63,138**	283,301	**2,936**	201,810
Total liabilities		**22,460,789**	22,095,847	**22,094,227**	20,404,537
Net assets (liabilities)		**(13,193,265)**	(3,307,570)	**(13,287,399)**	(3,333,703)
Equity					
Contributed equity	20	**66,209,718**	65,428,400	**66,209,718**	65,428,400
Reserves	21	**9,035,414**	9,046,424	**9,142,215**	9,114,983
Accumulated losses	22	**(88,438,397)**	(77,782,394)	**(88,639,332)**	(77,877,086)
Total equity (deficiency)		**(13,193,265)**	(3,307,570)	**(13,287,399)**	(3,333,703)

The above Balance Sheets should be read in conjunction with the accompanying notes.

41 | Page

Metal Storm Limited

Financial Statements (cont.)

Cash Flow Statements

For the year ended 31 December 2008

		Consolidated		Company	
	Note	**2008 $**	2007 $	**2008 $**	2007 $
Cash Flows From Operating Activities					
Receipts from customers (inclusive of GST)		**926,582**	1,052,095	**49,675**	1,154
Payments to suppliers and employees (inclusive of GST)		**(9,573,667)**	(9,516,201)	**(6,260,432)**	(6,684,949)
Interest and other costs of finance paid		**(2,265,444)**	(2,791,790)	**(2,262,003)**	(2,791,790)
Research & development tax concession		**732,015**	-	**732,015**	-
Net cash outflow from operating activities	29	**(10,180,514)**	(11,255,896)	**(7,740,745)**	(9,475,585)
Cash Flows From Investing Activities					
Purchase of property, plant and equipment		**(23,774)**	(200,039)	**(21,899)**	(164,352)
Proceeds from the disposal of property, plant and equipment		**681**	2,127	**681**	2,127
Purchase of intangible assets		**-**	(42,847)	**-**	(28,252)
Interest received		**988,900**	1,455,190	**949,011**	1,430,525
Proceeds from sale of available-for-sale financial assets		**-**	1,000,000	**-**	1,000,000
Net cash inflow from investing activities		**965,807**	2,214,431	**927,793**	2,240,048
Cash Flows From Financing Activities					
Proceeds from issues of shares		**-**	6,639	**-**	6,639
Proceeds from borrowings		**4,464,459**	419,703	**4,464,459**	419,703
Repayment of borrowings		**(2,499,916)**	(486,114)	**(2,499,665)**	(510,870)
Advances to subsidiary		**-**	-	**(2,161,184)**	(2,117,327)
Net cash inflow (outflow) from financing activities		**1,964,543**	(59,772)	**(196,390)**	(2,201,855)
Net movement in cash and cash equivalents		**(7,250,164)**	(9,101,237)	**(7,009,342)**	(9,437,392)
Net foreign exchange differences		**93,908**	(1,482)	**-**	-
Cash and cash equivalents at beginning of period		**14,727,548**	23,830,267	**14,378,024**	23,815,416
Cash and cash equivalents at year end	9	**7,571,292**	14,727,548	**7,368,682**	14,378,024

The above Cash Flow Statements should be read in conjunction with the accompanying notes.

42 | Page

Metal Storm Limited

Financial Statements (cont.)

Statements of Changes in Equity

For the year ended 31 December 2008

	Contributed Equity $	Reserves $	Accumulated Losses $	Total Equity $
Consolidated				
At 1 January 2007	**59,985,634**	**8,895,942**	**(67,784,244)**	**1,097,332**
Realised gains on available-for-sale financial assets	-	(1,040)	-	(1,040)
Fair value movement on available-for-sale financial assets	-	(1,040)	-	(1,040)
Currency translation differences	-	16,013	-	16,013
Total income and expense for the year recognised directly in equity	-	**13,933**	-	**13,933**
Loss for the year	-	-	(9,998,150)	(9,998,150)
Total income/(expense) for the year	-	**13,933**	**(9,998,150)**	**(9,984,217)**
Share-based payment expense	-	136,549	-	136,549
Share options exercised	6,638	-	-	6,638
Conversion of convertible notes to shares	5,436,128	-	-	5,436,128
At 31 December 2007	**65,428,400**	**9,046,424**	**(77,782,394)**	**(3,307,570)**
Currency translation differences	-	(38,242)	-	(38,242)
Total income and expense for the year recognised directly in equity	-	**(38,242)**	-	(38,242)
Loss for the year	-	-	(10,656,003)	(10,656,003)
Total income/(expense) for the year	-	**(38,242)**	**(10,656,003)**	**(10,694,245)**
Share-based payment expense	-	27,232	-	27,232
Issue of share capital	124,114	-	-	124,114
Conversion of convertible notes to shares	657,204	-	-	657,204
At 31 December 2008	**66,209,718**	**9,035,414**	**(88,438,397)**	**(13,193,265)**
Company				
At 1 January 2007	**59,985,634**	**8,980,514**	**(67,070,391)**	**1,895,757**
Realised gains on available-for-sale financial assets	-	(1,040)	-	(1,040)
Fair value movement on available-for-sale financial assets	-	(1,040)	-	(1,040)
Total income and expense for the year recognised directly in equity	-	**(2,080)**	-	**(2,080)**
Loss for the year	-	-	(10,806,695)	(10,806,695)
Total income/(expense) for the year	-	**(2,080)**	**(10,806,695)**	(10,808,775)
Share-based payment expense	-	136,549	-	136,549
Share options exercised	6,638	-	-	6,638
Conversion of convertible notes to shares	5,436,128	-	-	5,436,128
At 31 December 2007	**65,428,400**	**9,114,983**	**(77,877,086)**	**(3,333,703)**
Currency translation differences	-	-	-	-
Total income and expense for the year recognised directly in equity	-	-	-	-
Loss for the year	-	-	(10,762,246)	(10,762,246)
Total income/(expense) for the year	-	-	**(10,762,246)**	**(10,762,246)**
Share-based payment expense	-	27,232	-	27,232
Issue of share capital	124,114	-	-	124,114
Conversion of convertible notes to shares	657,204	-	-	657,204
At 31 December 2008	**66,209,718**	**9,142,215**	**(88,639,332)**	**(13,287,399)**

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

43 | P a g e

Metal Storm Limited Notes to the financial statements For the year ended 31 December 2008 Contents 1. GOING CONCERN 45 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 46 3. FINANCIAL RISK MANAGEMENT 57 4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS 60 5. SEGMENT INFORMATION 61 6. REVENUE 63 7. EXPENSES 63 8. INCOME TAX 64 9. CURRENT ASSETS — CASH AND CASH EQUIVALENTS 65 10. CURRENT ASSETS - AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS 66 11. CURRENT ASSETS — TRADE AND OTHER RECEIVABLES 66 12. NON-CURRENT ASSETS — TRADE AND OTHER RECEIVABLES 67 13. NON-CURRENT ASSETS — PROPERTY, PLANT AND EQUIPMENT 68 14. NON-CURRENT ASSETS — INTANGIBLE ASSETS AND GOODWILL 70 15. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES 71 16. CURRENT LIABILITIES — CONVERSION DERIVATIVE 72 17. CURRENT LIABILITIES — INTEREST BEARING LOANS AND BORROWINGS 72 18. CURRENT LIABILITIES — PROVISIONS 73 19. NON-CURRENT LIABILITIES — INTEREST BEARING LOANS AND BORROWINGS 74 20. CONTRIBUTED EQUITY 74 21. RESERVES 75 22. ACCUMULATED LOSSES 76 23. KEY MANAGEMENT PERSONNEL DISCLOSURES 76 24. REMUNERATION OF AUDITORS 79 25. COMMITMENTS 79 26. RELATED PARTY TRANSACTIONS 80 27. SUBSIDIARIES 81 28. EVENTS OCCURRING AFTER THE BALANCE SHEET DATE 81 29. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES 81 30. EARNINGS PER SHARE 82 31. SHARE-BASED PAYMENTS 82 44 | P a g e

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

1. Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

Key financial data for the Company and Group for the financial year ended 31 December 2008 and 2007 is disclosed below:

	Consolidated		Company	
	2008	2007	**2008**	2007
	$	$	**$**	$
Cash at Bank	**7,571,292**	14,727,548	**7,368,682**	14,378,024
Loss for the Year	**(10,656,003)**	(9,998,150)	**(10,762,246)**	(10,,806,695)
Net cash outflow from operating activities	**(10,180,514)**	(11,255,896)	**(7,740,745)**	(9,475,585)
Net liabilities	**(13,193,265)**	(3,307,570)	**(13,287,399)**	(3,333,703)

To maintain development activities at planned levels the Directors project that the net operating cash outflows for the next 12 months are expected to be between $10m and $12m. In addition the Company has convertible notes that mature on 1 September 2009 when any outstanding notes debt becomes due and payable.

Noteholders were provided the option to receive their capital back at maturity or convert their holding to shares in the Company during or at the end of the term. If no more notes are converted to shares, the debt payable by the Company would be approximately $20m. Whilst Noteholders receive a 10% discount on the share price by converting, there is no guarantee all or any noteholders will utilise this incentive and convert their holdings to shares.

This means that over the next 12 months the Company faces potential cash outlays of up to $32m. At 31 December 2008 the Company held cash and marketable securities of $7.6m and net cash and marketable securities of $5.6m adjusted for short term loans.

As such there is significant uncertainty in regards to the Company's and Group's ability to continue as a going concern for the next 12 months.

Over the past couple of years the Company has continually reviewed and trimmed operational costs where possible in order to devote as much capital as possible to the development of the technology. Reducing costs further would still not allow the Company to meet its debts as and when they fall due for the next 12 month period.

In order to continue operating for the next 12 months, the Company will explore a number of avenues to overcome this funding deficit. The Company is working with a number of advisers with a view to source capital for the Company. The Company is also considering potential strategic investors, negotiating with the major Noteholder for an extension of the convertible notes term and investigating funding from Federal and State Governments.

The Accounting Standards require entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.

The Directors believe that the Company and Group have reasonable prospects of securing sufficient funding in the near future such that they have no intention to liquidate or cease trading. The Company and Group believe the alternatives above provide reasonable grounds for them to meet their debts as and when they fall due. A substantial effort has been made over the past year to identify new sources of funds and although the current economic climate is not conducive to raising capital, the Directors have not yet investigated all potential options available to them that would allow the Company and Group to continue to operate. The Directors fully appreciate that future sources of funding and resolution to the repayment of the convertible notes are directly linked and will need to be resolved well in advance of 31 August 2009.

The uncertainty of obtaining additional capital or grants and extending the term of the convertible notes create a significant uncertainty as to whether the Company and Group will continue as a going concern and, therefore whether they will realise their assets and settle their liabilities at amounts different from those stated in the financial report.

No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company and Group not continue as a going concern.

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Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 2. Summary of significant accounting policies The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Metal Storm Limited as an individual entity and the Group consisting of Metal Storm Limited and its subsidiaries. a. Basis of preparation This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001. i. Compliance with IFRS Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Metal Storm Limited comply with International Financial Reporting Standards (IFRS). The Company’s financial statements and notes also comply with IFRS. The Group’s financial statements are in compliance with IFRS as issued by the IASB. ii. Historical cost convention These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the balance sheet, and embedded derivative, which is at fair value through profit and loss. iii. Critical accounting estimates The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4. b. Principles of consolidation The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited as at 31 December 2008 and the results of all subsidiaries for the year then ended. Metal Storm Limited and its subsidiaries together are referred to in this financial report as the Group. Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 2 (i). Intercompany transactions, balances and gains on transactions between Group companies are eliminated. Losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Investments in subsidiaries are accounted for at cost in the individual financial statements of Metal Storm Limited. The Group applies a policy of treating transactions with minority interests as transaction with parties external to the Group. Disposals to minority interests result in gains or losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary. 46 | P a g e

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 2. Summary of significant accounting policies (cont.) c. Segment reporting A business segment is identified for a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is identified when products or services are provided within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments. d. Foreign currency translation i. Functional and presentation currency Items included in the financial statements for Metal Storm Limited, Metal Storm Inc and Metal Storm USA of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Metal Storm Limited’s functional and presentation currency. ii. Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity. iii. Group companies The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet; income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and all resulting exchange differences are recognised as a separate component of equity. e. Revenue recognition Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. 47 | P a g e

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 2. Summary of significant accounting policies (cont.) e. Revenue recognition (cont.) Revenue is recognised for the major business activities as follows: i. Contract Revenue Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a contract the excess of total expected contract costs over total expected contract revenue is recognised as an expense immediately. Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense when incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or by costs incurred to date as a percentage of estimated total costs for each contract. Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned. The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract. ii. Interest income Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate. f. Government grants Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected lives of the related assets. g. Income tax The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. 48 | P a g e

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 2. Summary of significant accounting policies (cont.) g. Income tax (cont.) Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity. h. Leases Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases (note 25 (b)). Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term. Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 25 (a)). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. i. Business combinations The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 2 (q) (ii)). If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. j. Impairment of assets Goodwill and inta ngible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. 49 | P a g e

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 2. Summary of significant accounting policies (cont.) k. Cash and cash equivalents For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. l. Trade receivables Trade receivables are initially recognised at fair value and are stated net of any provisions for impairment. Trade receivables are generally due for settlement within 30 days. Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the income statement in administrative expenditure. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement within ‘administrative expenditure’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenditure in the income statement. m. Investments and other financial assets i. Classification The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at each reporting date. Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets. Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (note 11 and 12). Held-to-maturity investments Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassifie d as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets. 50 | P a g e

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 2. Summary of significant accounting policies (cont.) m. Investments and other financial assets (cont.) Available-for-sale financial investments Available-for-sale financial investments are those non-derivative financial assets that are designated as available for sale or that are not classified as any of the preceding categories. After initial recognition available-for-sale assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the asset is determined to be impaired, at which point time the cumulative gain or loss previously reported in equity is recognised in profit or loss. ii. Recognition and derecognition Regular purchases and sales of financial assets are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities. iii. Subsequent measurement Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Available-for-sale financial investments and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit and loss is recognised in the income statement as part of revenue when the Group’s right to receive payments is established. Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in equity. iv. Fair value The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs. v. Impairment The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of financial instruments classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as t he difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on instruments classified as available-for-sale are not reversed through the income statement. n. Derivatives Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date.

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 2. Summary of significant accounting policies (cont.) o. Fair value estimation The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments. p. Property, plant and equipment Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows: Machinery 5 — 10 years Furniture, fittings and equipment 2 — 5 years Leasehold improvements 3 years Leased plant and equipment 1 — 5 years The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2 (j)). Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings. q. Intangible assets i. Goodwill Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each pr imary reporting segment.

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 2. Summary of significant accounting policies (cont.) q. Intangible assets (cont.) ii. Research and development Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life. iii. Software Purchased computer software licences are capitalised as intangible non-current assets where they have a useful economic life of more than one year. They are amortised on a straight line basis over the shorter of the term of the license and their useful economic life. Impairment testing is carried out annually where an indicator of impairment exists. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised. No gains or losses arising from derecognition of intangible assets were recognised in 2008 or 2007. r. Trade and other payables These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. s. Borrowings Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility. The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects. Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. t. Borrowing costs Borrowing costs are expensed as incurred.

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 2. Summary of significant accounting policies (cont.) u. Provisions Provisions for legal claims, service warranties and make good obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense. v. Employee benefits i. Wages and salaries, annual leave and sick leave Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. ii. Long service leave The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows. iii. Share-based payments Share-based compensation benefits are provided to employees at the absolute discretion of the Board or via the Metal Storm Limited Employee Share Option Plan. Information relating to these schemes is set out in note 31. The fair value of options or shares granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options. The fair value is determined based on grant date. For options, a Black-Scholes option pricing model is used that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. iv. Post employment benefits Superannuation is paid in Australia at a rate of 9% on the employee’s gross wage. 401k contributions are paid in the United States with matching contribution equal to 50% on the first 6% of the participant’s compensation. w. Share-based payments Share-based payments are recognised as expenses when the goods or services received in return for the share-based payment are received. Share-based payments are recognised as assets when the goods or services received in the transaction qualify for recognition as assets. Share-based payments are measured at the value of the goods or services received. Where the goods or services received cannot be reliably measured the share-based payment is measured at fair value at grant date.

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 2. Summary of significant accounting policies (cont.) x. Contributed equity Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration. y. Goods and services tax (GST) Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow. z. Earnings per share i. Basic earnings per share Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year. ii. Diluted earnings per shares Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. aa. New accounting standards and interpretations Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2008 reporting periods. The Group’s and the Company’s assessment of the impact of these new standards and interpretations is set out below. i. AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009 at which point the Company will adopt them. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a “management approach” to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. Application of AASB 8 may result in different segments, segment results and different type of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognised in the financial statements. ii. Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12] The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and - when adopted — will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. This will be a change to the Group’s current accounting policy which is to expense all borrowing costs as incurred. The Group will apply the revised AASB 123 from 1 Janua ry 2009 and capitalise its borrowing costs relating to all qualifying assets for which the commencement date for capitalisation is on or after this date. The impact on the financial statements will depend on the amount of qualifying assets and related borrowing costs in the first year of application. Had the revised standard been applied in the current financial year, there would have been no impact on the reported loss.

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 2. Summary of significant accounting policies (cont.) aa. New accounting standards and interpretations (cont.) iii. Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101. The revised AASB 101 that was issued in September 2007 is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or a reclassification of items in the financial statements, it will also need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. iv. AASB 2008-1 Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 January 2009, but it is not expected to affect the accounting for the Group’s share-based payments. v. Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after 1 July 2009, but may be applied earlier. The Group has not yet decided when it will apply the revised standards. However, the new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Group will enter into any business combinations or other transactions that affect the level of ownership held in the controlled entities in the year of initial application. For example, under the new rules: all payments (including contingent consideration) to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments subsequently remeasured at fair value through all transaction cost will be the Group will need to decide whether to continue goodwill based only on the parent’s share of net assets or whether recognise goodwill also in relation to the non-controlling (minority interest, when control is lost, any continuing ownership interest in the will be remeasured to fair value and a gain or loss recognised in profit or loss. vi. AASB 2008-7 Amendments to Australian Accounting Standards — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AABS 127 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. The Group will apply the revised rules prospectively from 1 January 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a ne w intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary’s fair value.

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 3. Financial risk management The Company’s and Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s and Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company and Group. The Company’s and Group’s principal financial instruments comprise cash, short-term deposits, available-for-sale financial assets, finance leases, convertible notes and related embedded derivatives. It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken. a. Market risk i. Foreign exchange risk The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. The Group’s objective is to minimise the exposure to fluctuations in the foreign exchange rate on the Company’s monetary assets and liabilities. It is the Group’s policy to maintain minimum operating cash balances denominated in foreign currencies. Where practicable the Group will denominate its loans and receivables in Australian dollars. At balance date the Group had cash balances equivalent to A$202,610 (2007: A$349,524), receivables equivalent to A$179,045 (2007: A$1,042,793) and payables equivalent A$90,830 (2007: A$93,082) denominated in foreign currencies. The Company had no foreign currency denominated cash balances, receivables or payables (2007: all nil). At balance date had the Australian dollar been weaker/stronger by 10% against the US dollar with all other variables remaining constant, the Group’s net loss and equity would have been lower/higher by $20,905 (2007: $130,998). The Company’s net monetary assets would remain unchanged. ii. Fair value interest rate risk The Company and Group has a significant level of interest bearing assets and liabilities which exposes it to interest rate risk. The Company and Groups objective is to minimise its exposure to interest rate risk. It is the Company’s and Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible. At balance date the Group held deposits with a face value of $8,571,292 (2007: $15,727,548) and interest bearing loans of $22,387,275 (2007: $21,100,652). The Company held deposits with a face value of $8,368,682 (2007: $15,378,024) and interest bearing loans of $22,355,868 (2007: $21,075,896). All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every 1 to 3 months. All interest bearing loans are at fixed rates. During 2008, had interest rates risen/fallen proportionately by 10% on their actual 2008 levels with all other variables remaining constant, the Group’s net loss and equity would have been higher/lower by $54,257 (2007: $148,946 higher/lower) and the Company’s net loss and equity would have been higher/lower by $51,002 (2007: $148,946 higher/lower). iii. Price risk of available-for-sale financial assets The Company and Group hold Floating Rate Note investments where performance is linked to a credit portfolio. The valuation of these investments at any one time is dependent upon prevailing market conditions including market liquidity. As at 31 December 2008 these investments had a face value of A$1,000,000 (2007: $1,000,000) and a fair value based on market conditions of $10,000 (2007: $779,200). A 10% change in the market value of the investments would have increased/decreased the value of the investment by $1,000 (2007: $22,288), decreasing/increasing the group loss and equity by the same amount. At balance date the Company’s and Group’s exposure to price risk was $10,000 (2007: $779,200). For much of the year, the Company’s and Group’s exposure to price risk on the Floating Rate Notes was substantially more than $10,000. The Company marks the investments to fair value at each reporting date. For the first half of the year the price risk of the Floating Rate Note was $779,200 and for the second half of the year the price risk was $557,600.

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

3. Financial risk management (cont.)

a. Market risk (cont.)

Sensitivity of loss to market risk (2008)

Risk Factor	Increase in Group Loss	Decrease in Group Loss	Increase in Company Loss	Decrease in Company Loss
	$	$	$	$
2008 actual loss	(10,656,003)	(10,656,003)	(10,762,246)	(10,762,246)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905	-	-
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257	(51,002)	51,002
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000	(1,000)	1,000
2008 loss after adjusting for market risk sensitivity factors	(10,732,165)	(10,579,841)	(10,814,248)	(10,710,244)

Sensitivity of shareholders deficiency to market risk (2008)

Risk Factor	Increase in Group Deficiency	Decrease in Group Deficiency	Increase in Company Deficiency	Decrease in Company Deficiency
	$	$	$	$
2008 actual shareholders deficiency	(13,193,265)	(13,193,265)	(13,287,399)	(13,287,399)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905	-	-
(ii) Interest rate increase/(decrease) by 10%	(54,257)	54,257	(51,002)	51,002
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000	(1,000)	1,000
2008 total shareholder deficiency after adjusting for market risk sensitivity factors	(13,269,427)	(13,117,103)	(13,339,401)	(13,235,397)

Sensitivity of loss to market risk (2007)

Risk Factor	Increase in Group Loss	Decrease in Group Loss	Increase in Company Loss	Decrease in Company Loss
	$	$	$	$
2007 actual loss	(9,998,150)	(9,998,150)	(10,806,695)	(10,806,695)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(130,998)	130,998	-	-
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288	(22,288)	22,288
2007 loss after adjusting for market risk sensitivity factors	(10,300,382)	(9,695,918)	(10,977,929)	(10,635,461)

Sensitivity of shareholders equity to market risk (2007)

Risk Factor	Increase in Group Deficiency	Decrease in Group Deficiency	Increase in Company Deficiency	Decrease in Company Deficiency
	$	$	$	$
2007 actual shareholders deficiency	(3,307,570)	(3,307,570)	(3,333,703)	(3,333,703)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(130,998)	130,998	-	-
(ii) Interest rate increase/(decrease) by 10%	(148,946)	148,946	(148,946)	148,946
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(22,288)	22,288	(22,288)	22,288
2007 total shareholder deficiency after adjusting for market risk sensitivity factors	(3,609,802)	(3,005,338)	(3,504,937)	(3,162,469)

58 | P a g e

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

3. Financial risk management (cont.)

b. Credit risk

Credit risk is managed on a Group basis. Credit risk arises from deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables and committed transactions.

At balance date the Group had deposits of $7,571,292 (2007: $14,727,548), floating rate notes with a face value of $1,000,000 (2007: $1,000,000) and receivables of $769,459 (2007: $2,211,933). The Company had deposits of $7,368,682 (2007: $14,378,024), floating rate notes with a face value of $1,000,000 (2007: $1,000,000) and receivables of $929,172 (2007: $942,204).

Credit risk on deposits is limited to the carrying value. The majority of the Group's funds are held by the Company in deposits with Australian Financial Institutions. The Company has taken advantage of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding on the full balance of all deposits held by the Company.

Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. At 31 December 2008, the Groups largest debtor was significantly outside terms, negotiations between the Group and debtor had not managed to resolve the matter and the Group had taken the initial steps in order to begin legal proceedings against the customer. The full amount of the receivable of $1,223,838 has been impaired.

At 31 December 2008 other customers totalling $24,687 were past due but not impaired. These amounts have since been received.

Credit risk on the floating rate notes arises from any defaults or deterioration in the underlying portfolio. The portfolio is allowed eight default events before the principal is affected.

c. Liquidity risk

The Group has a number of short term payment commitments that present a liquidity risk. The Group has procedures in place that forecast cash requirements and age deposit maturity dates to correlate to cash out flow obligations. It is the Groups policy to maintain flexibility in its investment decisions to enable it close out positions as needed and meet credit requirements.

Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Trust Deed.

The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.

Financial liability	Not later than one month $	Later than one month and not later than three months $	Later than three months and not later than one year $	Later than one year and not later than five years $
Group – 2008				
Payables	90,537	-	-	-
Finance Leases	7,208	14,418	64,880	19,592
Convertible Notes	-	-	21,250,295	-
Loan	2,067,615	80,983	121,474	-
Total	2,165,360	95,401	21,436,649	19,592
Group – 2007				
Payables	390,737	887,426	-	-
Finance Leases	7,052	14,104	63,470	232,487
Convertible Notes	-	512,402	1,548,466	21,908,709
Loan	36,465	72,931	109,396	-
Total	434,254	1,486,863	1,721,332	22,141,196

59 | Page

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 3. Financial risk management (cont.) c. Liquidity risk (cont.) Later than one month Later than Later than Not later and not later three months one year and Financial liability than one than three and not later not later than month months than one year five years $ $ $ $ Company — 2008 Payables 60,672 — - - Finance Leases 6,350 12,701 57,154 — Convertible Notes — - 21,250,295 — Loan 2,067,615 80,983 121,474 — Total 2,134,637 93,684 21,428,923 — Company — 2007 Payables 374,441 810,640 — - Finance Leases 6,351 12,701 57,155 209,213 Convertible Notes — 512,402 1,548,466 21,908,709 Loan 36,465 72,931 109,396 — Total 417,257 1,408,674 1,715,017 22,117,922 Refer note 9 for further details on the Trust Deed minimum cash levels. There is no material difference between the fair value and the carrying value of receivables and payables. d. Fair value estimation Refer note 2 (o) for further information. e. Capital risk management The group manages its capital risk to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance. In order to maintain or adjust the capital structure, the Group and the Company may elect not to pay dividends to shareholders, issue new shares or sell assets to reduce debt. The Group’s overall strategy remains unchanged from 2007. The capital structure of the Group consists of debt, which includes borrowings disclosed in note 17, cash and cash equivalents and equity attributable to equity holders of the parent, comprising contributed equity, reserves and accumulated losses as disclosed in notes 20, 21 and 22. 4. Critical accounting estimates and judgements a. Embedded derivatives and attached options The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined by the Company with reference to an external valuation report using a Black-Scholes options pricing model and taking into account the inherent benefits to the Noteholder outlined in the Trust Deed as well as scenario based Monte Carlo simulations and binomial tree simulations with weightings according to Pascals Triangle, using the assumptions detailed below: Share price: $0.05 (at 31 December 2008) Exercise Price: $0.15 Share price Volatility: 87.25% Risk free rate: 3.70%

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 4. Critical accounting estimates and judgements (cont.) b. Available-for-sale financial investments The fair value of available-for-sale financial investments is provided by the custodian of the instruments and is estimated with reference to the credit spreads of the companies referenced in the underlying portfolio and the correlation between all companies referenced in the portfolio. Certain default events in the portfolio can trigger a significant decline in the fair value of available for sale investments and as such, this is a critical judgement in determining fair value. c. Revenue recognition For revenue recognised on a percentage of completion basis the company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract. 5. Segment information a. Description of segments The Group’s primary financial reporting format is Geographic segments. The Group operates in the research and development of ballistic technology in Australia and the United States. Australia: The home country of the Company. United States: The home country of the Group’s subsidiaries. b. Geographical segments Australia United States Consolidated 2008 $ $ $ Segment revenue Total segment revenue 1,050,486 1,150,845 2,201,331 Consolidated revenue 2,201,331 Segment result Segment result (10,762,246) (1,358,067) (12,120,313) Intersegment elimination 1,464,310 Loss before income tax (10,656,003) Segment assets and liabilities Segment assets 8,806,828 463,616 9,270,444 Intersegment elimination (2,920) Total assets 9,267,524 Segment liabilities 22,094,227 21,367,716 43,461,943 Intersegment elimination (21,001,154) Total liabilities 22,460,789 Other segment information Acquisitions of property, plant and equipment, intangibles and other non-current segment assets 21,899 1,875 23,774 Total Acquisitions 23,774 Depreciation and amortisation expense 175,130 45,776 220,906 Total depreciation and amortisation 220,906 Impairment expense 2,930,384 — 2,930,384 Intersegment elimination (2,161,184) Total impairment expense 769,200 Segment cash flow information Net cash flows from operating activities (7,740,745) (2,439,769) (10,180,514) Net cash flows from investing activities 927,793 38,014 965,807 Net cash flows from financing activities (196,390) 2,160,933 1,964,543

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 5. Segment information (cont.) b. Geographical segments (cont.) Australia United States Consolidated 2007 $ $ $ Segment revenue Total segment revenue 1,330,579 1,874,802 3,205,381 Consolidated revenue 3,205,381 Segment result Segment result (10,806,695) (1,383,714) (12,190,410) Intersegment elimination 2,192,259 Loss before income tax (9,998,150) Segment assets and liabilities Segment assets 17,070,834 1,720,363 18,791,197 Intersegment elimination (2,920) Total assets 18,788,277 Segment liabilities 20,404,537 20,454,240 40,858,777 Intersegment elimination (18,762,930) Total liabilities 22,095,847 Other segment information Acquisitions of property, plant and equipment, intangibles and other non-current segment assets 192,604 50,282 242,886 Total Acquisitions 242,886 Depreciation and amortisation expense 169,389 80,107 249,496 Total depreciation and amortisation 249,496 Impairment expense 2,018,773 — 2,018,773 Intersegment elimination (1,797,973) Total impairment expense 220,800 Segment cash flow information Net cash flows from operating activities (11,592,912) 337,016 (11,255,896) Net cash flows from investing activities 2,240,048 (25,617) 2,214,431 Net cash flows from financing activities (84,528) 24,756 (59,772) c. Notes to and forming part of the segment information i. Accounting policies Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 and AASB 114 Segment Reporting. Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provisions. Segment assets and liabilities do not include income taxes. ii. Inter-segment transfers Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an ''arm’s-length’’ basis and are eliminated on consolidation.

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

6. Revenue

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Contract Revenue	1,109,411	1,847,399	-	-
Interest Revenue	1,040,699	1,354,048	1,000,811	1,329,387
Other	51,221	3,934	49,675	1,192
	2,201,331	3,205,381	1,050,486	1,330,579

7. Expenses

Net loss attributable to members of the parent includes the following expenses:

	Note	Consolidated		Company	
		2008 $	2007 $	2008 $	2007 $
Employee expenses					
Wages and salaries		(3,566,615)	(3,531,444)	(2,146,736)	(1,956,228)
Termination benefits		-	(47,581)	-	(47,581)
Superannuation		(192,698)	(161,904)	(160,992)	(161,904)
Share-based payments	31 (d)	(36,832)	(136,549)	(36,832)	(136,549)
Directors fees		(250,215)	(297,608)	(250,215)	(287,747)
Other		(183,314)	(173,502)	(183,155)	(169,805)
Total employee expenses		(4,229,674)	(4,348,588)	(2,777,930)	(2,759,814)
Finance costs					
Interest expense		(2,265,445)	(2,184,507)	(2,262,003)	(2,184,507)
Accretion expense	17	(3,238,228)	(1,884,443)	(3,238,228)	(1,884,443)
Transaction cost amortisation	17	(865,465)	(865,465)	(865,465)	(865,465)
Total finance costs		(6,369,138)	(4,934,415)	(6,365,696)	(4,934,415)
Depreciation and Amortisation					
Depreciation		(169,841)	(168,974)	(146,355)	(137,372)
Amortisation		(51,065)	(80,522)	(28,775)	(32,017)
Total depreciation and amortisation		(220,906)	(249,496)	(175,130)	(169,389)
Rental expense relating to operating leases					
Minimum lease payments		(464,163)	(449,439)	(223,518)	(192,346)
Total lease payments		(464,163)	(449,439)	(223,518)	(192,346)
Impairment expense					
Impairment of floating rate notes	10	(769,200)	(220,800)	(769,200)	(220,800)
Impairment of receivables		-	-	(2,161,184)	(1,797,973)
		(769,200)	(220,800)	(2,930,384)	(2,018,773)

63 | Page

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

8. Income tax

a. Income tax expense

	Consolidated		Company	
	2008	2007	**2008**	2007
	$	$	**$**	$
Current tax (benefit)	**(2,640,250)**	(2,976,306)	**(2,379,736)**	(2,680,370)
Deferred tax (benefit)	**(334,330)**	81,032	**(626,716)**	(457,467)
Adjustment for prior years	**(235,758)**	-	**(235,758)**	-
Deferred tax assets not recognised	**3,210,338**	2,895,274	**3,242,210**	3,137,837
	-	-	**-**	-

b. Numerical reconciliation of income tax expense to prima facie tax payable

	Consolidated 2008	Consolidated 2007	Company 2008	Company 2007
Loss before income tax	**(10,656,003)**	(9,998,150)	**(10,762,246)**	(10,806,695)
Tax at the Australia tax rate of 30% (2006:30%)	**(3,196,801)**	(2,999,445)	**(3,228,674)**	(3,242,009)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Research and development accounting costs	**273,383**	297,809	**273,383**	297,809
Research and development tax concession received	**(102,519)**	(117,086)	**(102,519)**	(117,086)
Entertainment	**1,007**	873	**1,007**	873
Fair value movement in embedded derivative	**(1,086,205)**	(726,416)	**(1,086,205)**	(726,416)
Non-deductible interest expense	**148,571**	51,664	**148,571**	51,664
Option costs expensed - employees	**11,050**	40,965	**11,050**	40,965
Borrowing costs accretion	**970,805**	564,738	**970,805**	564,738
Other	**6,129**	(8,376)	**6,130**	(8,375)
	(2,974,580)	(2,895,274)	**(3,006,452)**	(3,137,837)
Adjustment for prior years	**(235,758)**		**(235,758)**	
Deferred tax assets not recognised	**3,210,338**	2,895,274	**3,242,210**	3,137,837
Income tax expense	**-**	-	**-**	-

c. Unrecognised temporary differences

i. Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised.

	Consolidated		Company	
	2008	2007	**2008**	2007
	$	$	**$**	$
Sundry creditors and accruals	**45,642**	46,300	**45,642**	46,300
General accruals	**687,885**	-	**687,885**	-
Provision for doubtful debts	**1,223,838**	-	**-**	-
Employee entitlements	**147,499**	118,800	**147,499**	99,043
Asset retirement obligation	**33,508**	29,207	**21,274**	19,060
Lease make good	**13,470**	8,802	**13,470**	8,082
Deferred rent	**46,355**	68,267	**2,936**	5,833
S40-880 costs	**460,845**	866,140	**460,845**	866,140
Patent costs	**3,986,834**	3,870,873	**3,986,834**	3,870,873
Borrowing costs	**311,111**	777,778	**311,111**	777,778
Losses available for offset against future income	**67,436,505**	58,635,673	**49,244,958**	41,312,504
Gross deferred income tax assets	**74,393,492**	64,421,120	**54,922,454**	47,005,613
Deferred tax liabilities				
Foreign exchange differences	**(744,610)**	29,903	**(773,915)**	-
Interest receivable on available-for-sale financial assets	**(53,200)**	(1,400)	**(53,200)**	(1,400)
	73,595,682	64,449,623	**54,095,339**	47,004,213
Potential tax benefit @ 30%	**22,078,705**	19,334,887	**16,228,602**	14,101,264

64 | Page

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

8. Income Tax (cont.)

c. Unrecognised temporary differences (cont.)

ii. Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised in relation to potential capital loss items.

	Consolidated		Company	
	2008	2007	**2008**	2007
	$	$	**$**	$
Provision – investment in ProCam Machine LLC	**1,917,387**	1,917,387	**1,917,387**	1,917,387
Intercompany receivables	**-**	-	**20,849,181**	18,687,993
Impairment - Available-for-sale financial investments	**990,000**	220,800	**990,000**	220,800
	2,907,387	2,138,187	**23,756,568**	20,826,180
Potential tax benefit @ 30%	**872,216**	641,456	**7,126,970**	6,247,854

d. Tax losses

The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2008	2007
	$	$
Australian tax losses	**49,244,958**	40,579,789
United States federal net operating loss carry-forwards	**19,284,262**	14,651,197
United States state net operating loss carry-forwards	**14,693,549**	11,031,293

Australian tax losses are available indefinitely for offset against future taxable profits subject to satisfying the relevant income tax loss carry forward rules.

The U.S. federal and state net operating loss carry-forwards expire at various dates through 2027 and 2012, respectively.

9. Current assets - Cash and cash equivalents

	Consolidated		Company	
	2008	2007	**2008**	2007
	$	$	**$**	$
Cash at bank and on hand	**1,571,292**	1,727,548	**1,368,682**	1,378,024
Short term deposits	**6,000,000**	13,000,000	**6,000,000**	13,000,000
	7,571,292	14,727,548	**7,368,682**	14,378,024

i. Cash at bank and on hand

These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December 2008 of 4.2%.

ii. Short term deposits

These deposits have terms of less than 3 months and are bearing floating interest rates at commercial rates with a weighted average interest rate at 31 December 2008 of 6.5%.

iii. Trust Deed minimum cash levels

Under the terms of the Trust Deed the total amount of cash held in the Group's bank accounts and in marketable securities must not fall below the following minimum cash levels:

Period to:	**31 Dec 2006**	**30 Jun 2007**	**31 Dec 2007**	**30 Jun 2008**	**31 Dec 2008**
Minimum balance	$22.5m	$19.5m	$15.0m	$12.5m	$7.5m

The balances were maintained at all times throughout the period. There are no further financial covenants beyond 31 December 2008.

Available-for-sale financial investments are included as marketable securities.

65 | Page

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

10. Current assets - Available-for-sale financial investments

	Consolidated		Company	
	2008 **$**	2007 $	**2008** **$**	2007 $
Floating rate notes:				
Opening fair value	**779,200**	2,002,080	**779,200**	2,002,080
Disposal of investments	**-**	(1,001,040)	**-**	(1,001,040)
Net movement in equity on revaluation	**-**	(1,040)	**-**	(1,040)
Impairment loss	**(769,200)**	(220,800)	**(769,200)**	(220,800)
Closing Fair Value	**10,000**	779,200	**10,000**	779,200

These securities have a call date of June 2009 and final maturity date of June 2014 if not called by the issuer. All securities at closing date were issued in May 2006. The Company does not intend to hold the securities until maturity. Interest is paid quarterly in arrears and the securities can be redeemed upon three days notice subject to market liquidity.

The floating rate note is structured with 135 equally weighted entities. Its exposure to credit risk is limited to 8 default events over the term of the note, meaning upon the 9th default event the capital component of the note is not recoverable. The note matures in 2014. During the year the portfolio incurred 5 default events. This not only eroded market liquidity for the note but increased the probability that the capital component of the note would not be recovered.

The fair value of the note provided by the custodian reflects these default events. The Company has recognised this significant decrease in value as an impairment expense as it is considered to be significant by amount and prolonged in nature.

Refer to note 4 (b) for further information.

11. Current assets - Trade and other receivables

		Consolidated		Company	
	Note	**2008** **$**	2007 $	**2008** **$**	2007 $
Trade receivables		**1,402,883**	762,625	**-**	-
Other receivables		**18,988**	4,144	**14,470**	4,144
Security deposits	(i)	**480,798**	-	**480,798**	-
Goods and services tax recoverable		**51,898**	65,576	**51,898**	65,576
Interest receivable		**53,200**	1,400	**53,200**	1,400
Research and development tax concession receivable		**-**	390,286	**-**	390,286
Prepayments		**336,663**	339,187	**328,807**	317,363
Provision for doubtful debts		**(1,223,838)**	-	**-**	-
		1,120,592	1,563,218	**929,173**	778,769

(i) Represents restricted cash deposits held as security for operating and finance lease commitments.

The other categories within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

66 | Page

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 11. Current assets — Trade and other receivables (cont.) Consolidated Company 2008 2007 2008 2007 $ $ $ $ Opening balance — - — - Provision created (1,223,838) — - — Closing balance (1,223,838) — - — The provision created relates to a single customer of the Group who is significantly outside terms. The full balance of the debt is not outside terms however in discussions with the customer, they have provided strong indications of their intention not to pay as well as an inability to repay all debts to the Group. The Group has since initiated legal action against the customer in accordance with the provisions provided for dispute resolution contained in the contract. The Group is seeking immediate payment of the full receivable balance plus additional expenses and compensation. The receivable recognised in the financial statements is for the contract receivable only. 12. Non-current assets — Trade and other receivables Consolidated Company 2008 2007 2008 2007 Note $ $ $ $ Trade receivables (i) — 480,145 — - Security deposits (ii) 34,202 507,757 — 480,798 Related party receivables: Due from controlled entities (iii) — - 17,346,754 15,882,445 Provision for impairment — - (17,346,754) (15,882,445) Due from wholly owned entities (iii) — - 3,654,400 2,367,731 Provision for impairment — - (3,654,400) (2,367,731) 34,202 987,902 — 480,798 (i) Due at various intervals from January 2009 to June 2009. (ii) Represents restricted cash deposits held as security for operating and finance lease commitments. (iii) No fixed receivables terms, amounts are due on demand but not expected to be settled within 12 months.

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

13. Non-current assets - Property, plant and equipment

Consolidated

	Leasehold improve-ments	Plant and equipment	Leased plant and equipment	Total
	$	$	$	$
At 1 January 2007				
Cost	113,903	467,786	306,180	**887,869**
Accumulated depreciation	(13,836)	(246,048)	-	**(259,884)**
Net book amount	**100,067**	**221,738**	**306,180**	**627,985**
Year ended 31 December 2007				
Opening net book amount	100,067	221,738	306,180	**627,985**
Additions	81,588	91,058	27,393	**200,039**
Disposals	(117)	(2,673)	-	**(2,790)**
Depreciation charge	(49,830)	(85,932)	(33,212)	**(168,974)**
Closing net book amount	**131,708**	**224,191**	**300,361**	**656,260**
At 1 January 2008				
Cost	188,536	517,510	333,573	**1,078,279**
Accumulated depreciation	(56,828)	(293,319)	(33,212)	**(422,019)**
Net book amount	**131,708**	**224,191**	**300,361**	**656,260**
Year ended 31 December 2008				
Opening net book amount	131,708	224,191	300,361	**656,260**
Additions	-	23,774	-	**23,774**
Disposals	-	(1,839)	-	**(1,839)**
Depreciation charge	(57,955)	(72,796)	(39,090)	**(169,841)**
Closing net book amount	**73,753**	**173,330**	**261,271**	**508,354**
At 31 December 2008				
Cost	188,536	534,595	333,573	**1,056,704**
Accumulated depreciation	(114,783)	(361,265)	(72,302)	**(548,350)**
Net book amount	**73,753**	**173,330**	**261,271**	**508,354**

68 | P a g e

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

13. Non-current assets – Property, plant and equipment (cont.)

Company

	Leasehold improve-ments	Plant and equipment	Leased plant and equipment	Total
	$	$	$	$
At 1 January 2007				
Cost	106,949	295,033	306,180	**708,162**
Accumulated depreciation	(7,614)	(125,591)	-	**(133,205)**
Net book amount	**99,335**	**169,442**	**306,180**	**574,957**
Year ended 31 December 2007				
Opening net book amount	99,335	169,442	306,180	**574,957**
Additions	81,588	82,764	-	**164,352**
Disposals	-	(2,673)	-	**(2,673)**
Depreciation charge	(49,215)	(57,533)	(30,624)	**(137,372)**
Closing net book amount	**131,708**	**192,000**	**275,556**	**599,264**
At 1 January 2008				
Cost	188,536	375,125	306,180	**869,841**
Accumulated depreciation	(56,828)	(183,125)	(30,624)	**(270,577)**
Net book amount	**131,708**	**192,000**	**275,556**	**599,264**
Year ended 31 December 2008				
Opening net book amount	131,708	192,000	275,556	**599,264**
Additions	-	21,899	-	**21,899**
Disposals	-	(1,839)	-	**(1,839)**
Depreciation charge	(57,955)	(57,776)	(30,624)	**(146,355)**
Closing net book amount	**73,753**	**154,284**	**244,932**	**472,969**
At 31 December 2008				
Cost	188,536	390,336	306,180	**885,052**
Accumulated depreciation	(114,783)	(236,052)	(61,248)	**(412,083)**
Net book amount	**73,753**	**154,284**	**244,932**	**472,969**

69 | Page

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 14. Non-current assets — Intangible assets and goodwill Consolidated Software Goodwill Total $ $ $ At 1 January 2007 Cost 211,204 1,861,726 2,072,930 Accumulated amortisation (99,380) (27,574) (126,954) Accumulated impairment losses — (1,834,152) (1,834,152) Net book amount 111,824 — 111,824 Year ended 31 December 2007 Opening net book amount 111,824 — 111,824 Additions 42,847 — 42,847 Amortisation charge (80,522) — (80,522) Closing net book amount 74,149 — 74,149 At 1 January 2008 Cost 254,051 1,861,726 2,115,777 Accumulated amortisation (179,902) (27,574) (207,476) Accumulated impairment losses — (1,834,152) (1,834,152) Net book amount 74,149 — 74,149 Year ended 31 December 2008 Opening net book amount 74,149 — 74,149 Additions — - — Disposals — - — Amortisation charge (51,065) — (51,065) Closing net book amount 23,084 — 23,084 At 31 December 2008 Cost 131,982 1,861,726 1,993,708 Accumulated amortisation (108,898) (27,574) (136,472) Accumulated impairment losses — (1,834,152) (1,834,152) Net book amount 23,084 — 23,084 All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis. No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2 (q) (ii).

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

14. Non-current assets – Intangible assets and goodwill (cont.)

Company

	Software	Goodwill	Total
	$	$	$
At 1 January 2007			
Cost	61,038		**61,038**
Accumulated amortisation	(5,414)	-	**(5,414)**
Net book amount	**55,624**	-	**55,624**
Year ended 31 December 2007			
Opening net book amount	55,624	-	**55,624**
Additions	28,252	-	**28,252**
Amortisation charge	(32,017)	-	**(32,017)**
Closing net book amount	**51,859**	-	**51,859**
At 1 January 2008			
Cost	89,290	-	**89,290**
Accumulated amortisation	(37,431)	-	**(37,431)**
Net book amount	**51,859**	-	**51,859**
Year ended 31 December 2008			
Opening net book amount	51,859	-	**51,859**
Additions	-	-	**-**
Amortisation charge	(28,775)	-	**(28,775)**
Closing net book amount	**23,084**	-	**23,084**
At 31 December 2008			
Cost	89,291	-	**89,291**
Accumulated amortisation	(66,207)	-	**(66,207)**
Net book amount	**23,084**	-	**23,084**

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.

No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2 (q) (ii).

15. Current liabilities - Trade and other payables

	Consolidated		Company	
	2008	2007	**2008**	2007
	$	$	**$**	$
Trade payables	**105,618**	228,679	**75,753**	212,383
Deferred revenue	**-**	1,326,985	**-**	-
Accrued payables	**1,011,320**	1,013,648	**950,356**	936,863
	1,116,938	2,569,312	**1,026,109**	1,149,246
Related party payables:				
Directors fees payable *	**12,500**	35,833	**12,500**	35,833
	1,129,438	2,605,145	**1,038,609**	1,185,079

* Refer note 23(d) for further details.

71 | Page

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

16. Current liabilities - Conversion derivative

	Consolidated		Company	
	2008	2007	**2008**	2007
	$	$	**$**	$
Balance at beginning of year	**5,963,793**	10,811,057	**5,963,793**	10,811,057
Conversion of convertible notes to shares	**(155,177)**	(2,425,876)	**(155,177)**	(2,425,876)
Fair value movement	**(3,620,682)**	(2,421,388)	**(3,620,682)**	(2,421,388)
Balance at end of year	**2,187,934**	5,963,793	**2,187,934**	5,963,793

The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 4 (a) for further information.

17. Current liabilities – Interest bearing loans and borrowings

		Consolidated		Company	
		2008	2007	**2008**	2007
	Note	**$**	$	**$**	$
Obligations under finance leases	(i)	**203,699**	63,907	**195,977**	58,210
Convertible notes	(ii)	**16,263,964**	12,664,510	**16,263,964**	12,664,510
Other loan	(ii)	**2,236,034**	213,030	**2,236,034**	213,030
		18,703,697	12,941,447	**18,695,975**	12,935,750

(i) Secured (see note 11), matures 2009. See note 19 for non-current details.
(ii) Unsecured, matures 2009.

i. Convertible Notes

The Company issued 203,703,704 10% coupon convertible notes to existing shareholders at the rate of one convertible note for every 2.675 existing shares to raise $27.5 million on 1 September 2006 under a renounceable rights issue. The issue was not fully subscribed by existing share holders and Harmony Investment Fund Limited or its nominees ("Harmony") acquired 81.6% of the issue. This issue was made together with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were issued to Harmony in consideration of a short term working capital loan and 65 million were issued as payment for Harmony's commitment to underwrite the transaction under the Facilitation Agreement.

At the maturity date (1 September 2009), the Company must repay the face value of A$0.135 to the Note Holders, unless the Note Holders have elected to convert some or all of their convertible notes into ordinary shares at a conversion price which is the lesser of A$0.135 cents per share, and 90% of the volume weighted average price of ordinary shares during the 30 business days immediately preceding the conversion date. Note Holders can elect to convert some or all of their convertible notes into ordinary shares at the beginning of each quarter, at the maturity date and at certain other times.

	Consolidated		Company	
	2008	2007	**2008**	2007
	$	$	**$**	$
Balance at beginning of year	**12,664,510**	12,926,837	**12,664,510**	12,926,837
Accretion expense	**3,236,015**	1,882,440	**3,236,015**	1,882,440
Transaction cost amortisation	**865,465**	865,465	**865,465**	865,465
Conversion of convertible notes to shares	**(502,026)**	(3,010,232)	**(502,026)**	(3,010,232)
Balance at end of year	**16,263,964**	12,664,510	**16,263,964**	12,664,510

	Consolidated		Company	
	2008	2007	**2008**	2007
	Number	Number	**Number**	Number
Balance at beginning of year	**152,656,884**	197,282,070	**152,656,884**	197,282,070
Conversion of convertible notes to shares	**(5,072,755)**	(44,625,186)	**(5,072,755)**	(44,625,186)
Balance at end of year	**147,584,129**	152,656,884	**147,584,129**	152,656,884

72 | Page

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

18. Current liabilities - Provisions

2008 - Consolidated

	Make Good $	Onerous Lease Contracts $	Payroll $	Total $
Carrying amount at 1 January 2008	29,205	154,157	118,799	**302,161**
Additional provisions recognised	-	-	220,216	**220,216**
Amounts used during the year	-	-	(191,516)	**(191,516)**
Foreign Exchange movements	2,090	41,418	-	**43,508**
Unwinding and discount rate adjustment	2,213	-	-	**2,213**
Carrying amount at 31 December 2008	**33,508**	**195,575**	**147,499**	**376,582**

2008 – Company

	Make Good $	Onerous Lease Contracts $	Payroll $	Total $
Carrying amount at 1 January 2008	19,061	-	99,044	**118,105**
Additional provisions recognised	-	-	140,876	**140,876**
Amounts used during the year	-	-	(92,421)	**(92,421)**
Unwinding and discount rate adjustment	2,213	-	-	**2,213**
Carrying amount at 31 December 2008	**21,274**	**-**	**147,499**	**168,773**

i. *Make good provision*

A provision is recognised to restore leased premises to their original condition as required by the lease agreements. The amount recognised represents the present value of the estimated cost to restore the premises. The provision has been calculated using a pre-tax discount rate of 11.035%.

ii. *Onerous Lease Contract*

Due to the sale of the assets of ProCam Machine LLC in 2005, the company ceased using the premises in Seattle WA, United States at that time. The Company then commenced discussions with the lessor who has indicated that they are prepared to terminate the lease early. The lease for these premises expired in June 2007 and to date the negotiations have not been finalised.

iii. *Payroll*

A provision has been recognised for payroll liabilities that include amounts payable for leave entitlements loaded for on costs.

iv. *Amounts not expected to be settled within 12 months*

The current provision for Onerous Lease Contracts represents a present obligation on the Group, however, based on past experience the Group does not expect to settle this amount within the next 12 months.

	Amounts expected to be settled within 12 Months $	Amounts expected to be settled after 12 Months $
Onerous lease contracts	-	**195,575**

73 | P a g e

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

19. Non-current liabilities - Interest bearing loans and borrowings

	Consolidated		Company	
	2008 $	2007 $	**2008 $**	2007 $
Obligations under finance leases	**16,783**	215,036	**-**	195,977
	16,783	215,036	**-**	195,977

Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Some finance leases are secured through a cash deposit, see notes 11 and 12.

20. Contributed equity

	Consolidated		Company	
	2008 $	2007 $	**2008 $**	2007 $
Ordinary shares - issued and fully paid	**66,209,718**	65,428,400	**66,209,718**	65,428,400

Movement in ordinary share capital

Details	Note	**Date**	**Number of shares**	**Issue price**	**Value $**
Opening balance		01/01/2007	552,641,394		59,985,634
Exercise listed options	(ii)	04/01/2007	758	$0.150	119
Conversion of notes	(iii)	04/01/2007	1,706,709	$0.135	205,359
Exercise listed options	(ii)	16/01/2007	12,173	$0.150	1,826
Conversion of notes	(iii)	16/01/2007	14,518,842	$0.135	1,746,974
Conversion of notes	(iii)	17/01/2007	14,000,000	$0.135	1,684,545
Exercise listed options	(ii)	19/01/2007	10,983	$0.150	1,647
Exercise listed options	(ii)	24/01/2007	3,127	$0.150	469
Exercise listed options	(ii)	08/03/2007	4,684	$0.150	703
Exercise listed options	(ii)	14/03/2007	7,760	$0.150	1,164
Conversion of notes	(iii)	01/04/2007	4,807,843	$0.135	595,354
Exercise listed options	(ii)	19/04/2007	850	$0.150	128
Exercise listed options	(ii)	29/05/2007	603	$0.150	90
Conversion of notes	(iii)	14/06/2007	8,775,000	$0.120	986,406
Exercise listed options	(ii)	26/06/2007	3,188	$0.150	478
Conversion of notes	(iii)	01/07/2007	136,913	$0.120	14,246
Exercise listed options	(ii)	25/07/2007	94	$0.150	14
Conversion of notes	(iii)	01/10/2007	2,049,658	$0.110	203,244
Closing Balance		31/12/2007	598,680,579		65,428,400
Conversion of notes	(iii)	01/04/2008	7,683,897	$0.060	470,479
Shares issued to employees	(i)	04/04/2008	160,000	$0.060	9,600
Shares issued to consultant	(i)	04/04/2008	1,908,573	$0.060	114,514
Conversion of notes	(iii)	01/07/2008	1,890,000	$0.050	76,028
Conversion of notes	(iii)	01/10/2008	3,232,203	$0.040	110,697
Closing Balance at 31/12/2008		**31/12/2008**	**613,555,252**		**66,209,718**

(i) Shares issued to employees.
(ii) Issued under the 2006 Renounceable Rights Issue Prospectus.
(iii) Convertible notes issued under the 2006 Renounceable Rights Issue Prospectus converted at the lesser of $0.135 or 90% of the volume weighted average price of shares during the 30 business days immediate preceding the conversion date.

Movement in Listed Options

	Number of Options
At 1 January 2007	176,800,824
Exercise of options	(44,220)
At 31 December 2007	176,756,604
Exercise of options	-
At 31 December 2008	**176,756,604**

74 | Page

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

21. Reserves

	Consolidated		Company	
	2008	2007	**2008**	2007
	$	$	**$**	$
Unlisted option reserve	**2,233,829**	2,221,417	**2,233,829**	2,221,417
Share based payment reserve	**14,820**		**14,820**	
Listed option reserve	**6,893,566**	6,893,566	**6,893,566**	6,893,566
Accumulated translation reserve	**(106,801)**	(68,559)	**-**	-
	9,035,414	9,046,424	**9,142,215**	9,114,983
Movements:				
Unlisted option reserve				
Balance at 1 January	**2,221,417**	2,084,868	**2,221,417**	2,084,868
Expenses recognised	**12,412**	136,549	**12,412**	136,549
Balance at 31 December	**2,233,829**	2,221,417	**2,233,829**	2,221,417
Share based payment reserve				
Balance at 1 January	**-**	-	**-**	-
Expenses recognised	**14,820**	-	**14,820**	-
Balance at 31 December	**14,820**	-	**14,820**	-
Listed option reserve				
Balance at 1 January	**6,893,566**	6,893,566	**6,893,566**	6,893,566
Balance at 31 December	**6,893,566**	6,893,566	**6,893,566**	6,893,566
Revaluation reserve				
Balance at 1 January	**-**	2,080	**-**	2,080
Realised gains	**-**	(1,040)	**-**	(1,040)
Net movement on revaluation	**-**	(1,040)	**-**	(1,040)
Balance at 31 December	**-**	-	**-**	-
Accumulated translation reserve				
Balance at 1 January	**(68,559)**	(84,572)	**-**	-
Currency translation differences	**(38,242)**	16,013	**-**	-
Balance at 31 December	**(106,801)**	(68,559)	**-**	-

Nature and purpose of reserves

i. *Unlisted options reserve*

The options reserve is used to record the share options issued to Directors, employees and consultants.

ii. *Share based payments reserve*

The share based payments reserve is used to record the shares granted but not yet issued to Directors, employees and consultants.

iii. *Listed options reserve*

The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.

iv. *Revaluation reserve*

The revaluation reserve is used to record the gain or loss on available-for-sale financial investments.

v. *Accumulated translation reserve*

The accumulated translation reserve is used to record the exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.

75 | Page

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

22. Accumulated losses

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Balance at 1 January	(77,782,394)	(67,784,244)	(77,877,086)	(67,070,391)
Net loss	(10,656,003)	(9,998,150)	(10,762,246)	(10,806,695)
Balance at 31 December	(88,438,397)	(77,782,394)	(88,639,332)	(77,877,086)

23. Key management personnel disclosures

a. Key management personnel compensation

	Consolidated		Company	
	2008 $	2007 $	2008 $	2007 $
Short-term employee benefits	1,414,357	1,649,029	982,769	1,023,182
Post-employment benefits	68,494	56,206	56,101	56,206
Termination benefits	-	-	-	-
Share-based payments	10,595	92,448	10,595	82,225
	1,493,446	1,461,173	1,049,465	1,161,613

The company has taken advantage of the relief provided by the Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the directors' report. The detailed remuneration disclosures are provided in the remuneration report on pages 19 to 27 of the Director's report.

b. Equity instrument disclosures relating to key management personnel

i. Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found on page 26.

ii. Option holdings

The numbers of options over ordinary shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2008

Name	Balance at start of the year	Granted as compensation	Exercised	Balance at end of the year	Vested and exercisable	Unvested
Directors						
TJ O'Dwyer	33,819	-	-	33,819	33,819	-
L J Finniear	1,000,000	-	-	1,000,000	1,000,000	-
J M Crunk	-	-	-	-	-	-
P D Jonson	-	-	-	-	-	-
J R Nicholls	-	-	-	-	-	-
T W Tappenden	-	-	-	-	-	-
Other key management personnel of the group						
P R Wetzig	-	-	-	-	-	-
B I Farmer	-	-	-	-	-	-
P D Faulkner	200,000	-	-	200,000	200,000	-
D M Pashen	-	-	-	-	-	-
J Cronin	200,000	-	-	200,000	200,000	-
	1,433,819	-	-	1,433,819	1,433,819	-

76 | Page

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

23. Key management personnel disclosures (cont.)

b. Equity instrument disclosures relating to key management personnel (cont.)

ii. Option holdings (cont.)

All vested options are exercisable at the end of the year.

2007

Name	Balance at start of the year	Granted as compen-sation	Exercised	Balance at end of the year	Vested and exercisable	Unvested
Directors						
TJ O'Dwyer	33,819	-	-	33,819	33,819	-
L J Finniear	-	1,000,000	-	1,000,000	500,000	500,000
J M Crunk	-	-	-	-	-	-
P D Jonson	-	-	-	-	-	-
J R Nicholls	-	-	-	-	-	-
B S McComish	-	-	-	-	-	-
Other key management personnel of the group						
P R Wetzig	-	-	-	-	-	-
B I Farmer	-	-	-	-	-	-
P D Faulkner	200,000	-	-	200,000	200,000	-
J Cronin	200,000	-	-	200,000	200,000	-
J D MacDonald	500,000	-	-	500,000	500,000	-
G L Bergeron III	250,000	-	-	250,000	250,000	-
	1,183,819	**1,000,000**	**-**	**2,183,819**	**1,683,819**	**500,000**

All vested options are exercisable at the end of the year.

iii. Share holdings

The numbers of shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2008

	Balance at start of the year	Changes during the year	Balance at end of the year
Directors			
T J O'Dwyer	180,855	-	180,855
L J Finniear	-	-	-
J M Crunk	-	-	-
P D Jonson	340,000	**340,000**	680,000
J R Nicholls	-	-	-
T W Tappenden	-	-	-
Other key management personnel of the group			
P R Wetzig	400	-	400
B I Farmer	-	**100,000**	100,000
P D Faulkner	-	-	-
D M Pashen	-	**100,000**	100,000
J Cronin	-	-	-
	521,255	**540,000**	1,061,255

77 | Page

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

23. Key management personnel disclosures (cont.)

b. Equity instrument disclosures relating to key management personnel (cont.)

iii. Share holdings (cont.)

2007

	Balance at start of the year	Changes during the year	Balance at end of the year
Directors			
T J O'Dwyer	180,855	-	180,855
L Finniear	-	-	-
J M Crunk	-	-	-
P D Jonson	340,000	-	340,000
J R Nicholls	-	-	-
B S McComish	-	-	-
Other key management personnel of the group			
P R Wetzig	400	-	400
B I Farmer	-	-	-
P D Faulkner	-	-	-
J Cronin	-	-	-
J D MacDonald	-	-	-
G L Bergeron III	-	-	-
	521,255	-	521,255

c. Loans to key management personnel

There were no loans to key management at 31 December 2008 or 31 December 2007.

d. Other transactions and balances with key management personnel

i. Directors' fees

At 31 December the following Directors' fees were payable to directors in relation to the financial year then ended:

	2008 $	2007 $
T J O'Dwyer	-	6,666
J M Crunk	-	10,000
P D Jonson	-	15,000
J R Nicholls	**12,500**	4,167
T W Tappenden	-	-
	12,500	35,833

78 | Page

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

24. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the Company, its related practises and non-related firms:

a. Audit Services

	Consolidated		Company	
	2008 **$**	2007 $	**2008** **$**	2007 $
PricewaterhouseCoopers				
Audit and review of financial reports	**445,330**	332,000	**445,330**	332,000
Non-PricewaterhouseCoopers				
Audit and review of financial reports	**-**	353,458[i]	**-**	353,458[i]
	445,330	685,458	**445,330**	685,458

i Relates to audit services performed during 2007 for the 2006 financial year.

b. Non-audit Services

	Consolidated		Company	
	2008 **$**	2007 $	**2008** **$**	2007 $
PricewaterhouseCoopers				
Non-audit services	**70,750**	-	**70,750**	-
	70,750	-	**70,750**	-

25. Commitments

a. Operating leases

Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	Consolidated		Company	
	2008 **$**	2007 $	**2008** **$**	2007 $
Within one year	**442,874**	443,858	**126,620**	195,278
After one year but not more than 5 years	**161,771**	476,093	**-**	113,806
More than 5 years	**-**	-	**-**	-
Total minimum lease payments	**604,645**	919,951	**126,620**	309,084

79 | Page

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

25. Commitments (cont.)

b. Finance leases

The Company has finance leases contracts for workshop equipment and demountable buildings with a carrying amount of $244,932 (2007: $300,361). These lease contracts expire within 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Refer to notes 13, 17 and 19 for further details.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2008		2007	
	Minimum lease payments $	Present value of lease payments $	Minimum lease payments $	Present value of lease payments $
Consolidated				
Within one year	219,517	203,699	84,626	63,907
After one year but not more than 5 years	19,594	16,783	232,487	215,036
Total minimum lease payments	239,111	220,482	317,113	278,943
Less amounts representing finance charges	(18,629)	-	(38,170)	-
	220,482	220,482	278,943	278,943
Company				
Within one year	209,215	195,977	76,206	58,210
After one year but not more than 5 years	-	-	209,214	195,977
Total minimum lease payments	209,215	195,977	285,420	254,187
Less amounts representing finance charges	(13,238)	-	(31,233)	-
	195,977	195,977	254,187	254,187

26. Related party transactions

a. Loads to/from related parties

Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2008 totalled $20,849,181. At 31 December 2007 these totalled $18,175,243. Loans were non-interest bearing and had no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $20,849,181.

The expense recorded in the financial statements of the Company to 31 December 2008 was $2,161,184 and to 31 December 2007 was $1,797,973.

b. Transactions with related parties

During the year Backwell Lombard Capital Pty Ltd, of which T J O'Dwyer is a principal, were appointed to undertake consultancy work. Fees paid to Backwell Lombard Capital Pty Ltd during 2008 totalled $90,000 for services performed.

There have been no other related party transactions between the company and its Directors or Key Management Personnel, or 'close members' of their family, or any entities that they control, jointly control or significantly influence that require disclosure in the financial report under accounting standard AASB 124.

80 | P a g e

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

27. Subsidiaries

	Country of Incorporation	Percentage of equity held by the Group		Investment	
		2008	2007	**2008**	2007
Metal Storm Inc.	USA	**49%**	49%	**2,920**	2,920
ProCam Machine LLC	USA	**100%**	100%	**-**	-
Metal Storm USA Limited	USA	**100%**	100%	**-**	-
Digigun LLC	USA	**100%**	100%	**-**	-

The structure of Metal Storm Inc. allows the Company to bid directly on US defence projects under the Small Business Innovation Research (SBIR) program as the 'prime' contractor, thus enabling revenue flows directly into the company. To be compliant with the requirements of the US Department of Defence, it was necessary to create Metal Storm Inc. as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.'s US resident employees. For the purposes of financial reporting, Metal Storm continues to control Metal Storm Inc. and consolidates 100% of the assets and liabilities of this subsidiary.

28. Events occurring after the balance sheet date

On 2 January 2009, Metal Storm Limited repaid a $2,000,000 short term loan in accordance with the repayment terms of that agreement.

On 2 January 2009, 2,159,403 convertible notes were converted into 7,287,985 ordinary shares in accordance with the terms of the convertible notes Trust Deed.

On 3 February 2009, Metal Storm certified its 3 shot grenade launcher for safe man-firing.

On 4 February 2009 Metal Storm Inc commenced proceedings against Starchase for breaching terms of contract and failure to pay outstanding monies.

29. Reconciliation of loss after income tax to net cash inflow from operating activities

	Consolidated		Company	
	2008 $	2007 $	**2008 $**	2007 $
Net Loss	**(10,656,003)**	(9,998,150)	**(10,762,246)**	(10,806,695)
Adjustments for:				
Depreciation and amortisation	**220,906**	249,496	**175,130**	169,389
Accretion expense	**3,236,015**	1,884,443	**3,236,015**	1,884,443
Amortisation of transaction costs	**865,465**	865,465	**865,465**	865,465
Net loss on disposal of plant and equipment	**1,159**	-	**1,159**	-
Foreign exchange differences	**(132,150)**	17,495	**-**	-
Impairment loss on receivables	**-**	-	**2,161,184**	1,797,973
Fair value of services paid for via issue of options	**12,412**	136,549	**12,412**	136,549
Fair value of services paid for via issue of shares	**138,935**	-	**138,935**	-
Fair value adjustment to conversion derivative	**(3,620,682)**	(2,421,388)	**(3,620,682)**	(2,421,388)
Fair value adjustment to available-for-sale assets	**-**	(2,080)	**-**	(2,080)
Impairment loss on available-for-sale assets	**769,200**	220,800	**769,200**	220,800
Interest received	**(1,040,700)**	(1,354,047)	**(1,000,811)**	(1,329,387)
Other	**-**	758	**-**	644
Changes in assets and liabilities:				
(Increase) / decrease in trade and other receivables	**1,445,602**	(1,379,346)	**393,637**	25,472
(Increase) / decrease in prepayments	**2,524**	11,009	**(11,444)**	32,551
(Decrease) / increase in trade and other payables	**(1,475,708)**	662,620	**(146,470)**	2,272
(Decrease) / increase in provisions	**74,421**	(139,836)	**50,668**	(54,528)
(Decrease) / increase in other liabilities	**(21,910)**	(9,684)	**(2,897)**	2,935
Net cash used in operating activities	**(10,180,514)**	(11,255,896)	**(7,740,745)**	(9,475,585)

81 | Page

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 30. Earnings per share a. Basic and diluted earnings per share 2008 2007 $ $ Loss for the year 10,656,003 9,998,150 Basic and diluted earnings per share (cents per share) (1.75) (1.69) b. Weighted average number of shares used as the denominator 2008 2007 Number Number Weighted average number of ordinary shares for basic and diluted 607,713,288 590,721,934 earnings per share c. Information concerning the classification of securities The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive. 2008 2007 Number Number Convertible notes 147,584,129 152,656,884 Listed options 176,756,604 176,756,604 Unlisted options 18,989,688 18,569,688 31. Share-based payments a. Employee share option plan The Company operates a discretionary Employee Share Option Plan (ESOP) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the Company. A summary of the terms of the plan is as follows: Invitations to participate in the ESOP are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees. The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above. An option shall lapse upon expiry of the exercise period. The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected. There are currently no options issued under the ESOP. 82 | P a g e

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 31. Share-based payments (cont.) b. Options issued under the constitution The Board issues options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the Board. Each employment contract or offer letter contains the specific details of the employees’ entitlement to options issued in this manner (refer to the audited Remuneration Report section of the Directors’ Report for details of employment contracts, pages 18 to 20). Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract. The exercise price shall not be less than the market price of the Company’s shares on the date of signing the employment contract. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees. An option shall lapse upon expiry of the exercise period. The fair value of employee benefits are estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options. Expected volatility — calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options. This has a range between 54% and 72% depending on grant date and expected life of the options. Risk-free interest rate — based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option. Expected life of the option — range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised. Option exercise price - as per option terms. Share price — share price at grant date of the option. The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution. 2008 2007 Number WAEP Number WAEP Outstanding at the beginning of the year 19,044,688 0.30 18,100,938 0.31 Granted during the year — - 1,000,000 0.19 Expired during the year (55,000) 0.54 (56,250) 0.54 Outstanding at the end of the year 18,989,688 0.30 19,044,688 0.30 Exercisable at the end of the year 18,989,688 0.30 13,207,188 0.41 No unlisted options were exercised during the period.

Metal Storm Limited

Notes to the financial statements
31 December 2008 (cont.)

31. Share-based payments (cont.)

b. Options under the constitution (cont.)

The outstanding balance at 31 December is represented by:

Expiry Date	Exercise Price $	2008 Number	2007 Number
31 March 2008	0.556	-	12,500
04 June 2008	0.388	-	5,000
30 June 2008	0.556	-	12,500
30 September 2008	0.556	-	12,500
31 December 2008	0.556	-	12,500
14 January 2009	0.400	**125,000**	125,000
02 February 2009	0.400	**100,000**	100,000
16 February 2009	0.400	**14,438**	14,438
24 February 2009	0.400	**81,250**	81,250
10 March 2009	0.400	**8,250**	8,250
31 March 2009	0.400	**62,500**	62,500
05 April 2009	0.400	**29,500**	29,500
14 April 2009	0.400	**1,100,000**	1,100,000
10 May 2009	0.400	**25,000**	25,000
08 June 2009	0.400	**25,000**	25,000
21 June 2009	0.400	**3,225,000**	3,225,000
21 June 2009	1.100	**40,000**	40,000
21 June 2009	1.150	**200,000**	200,000
30 June 2009	0.400	**62,500**	62,500
05 July 2009	0.400	**75,000**	75,000
14 July 2009	0.400	**125,000**	125,000
04 September 2009	0.400	**31,250**	31,250
30 September 2009	0.400	**62,500**	62,500
14 October 2009	0.400	**125,000**	125,000
24 November 2009	0.400	**6,250**	6,250
04 December 2009	0.400	**31,250**	31,250
07 December 2009	0.400	**12,500**	12,500
31 December 2009	0.400	**150,000**	150,000
18 March 2010	0.400	**20,000**	20,000
31 March 2010	0.400	**200,000**	200,000
21 June 2010	0.400	**578,750**	578,750
24 June 2010	0.400	**1,990,000**	1,990,000
30 June 2010	0.400	**200,000**	200,000
30 September 2010	0.400	**200,000**	200,000
31 December 2010	0.400	**218,750**	218,750
31 March 2011	0.400	**193,750**	193,750
28 April 2011	0.400	**940,000**	940,000
30 June 2011	0.400	**818,750**	818,750
02 July 2011	0.010	**5,000,000**	5,000,000
30 September 2011	0.400	**125,000**	125,000
27 October 2011	0.400	**506,250**	506,250
31 December 2011	0.400	**193,750**	193,750
08 March 2012	0.180	**1,000,000**	1,000,000
31 March 2012	0.400	**193,750**	193,750
30 June 2012	0.400	**193,750**	193,750
30 September 2012	0.400	**193,750**	193,750
31 December 2012	0.400	**168,750**	168,750
31 March 2013	0.400	**168,750**	168,750
30 June 2013	0.400	**168,750**	168,750
		18,989,688	19,044,688

There are currently no options issued under the ESOP.

84 | Page

Metal Storm Limited Notes to the financial statements 31 December 2008 (cont.) 31. Share-based payments (cont.) c. Shares issued at the discretion of the Board The Board issues shares at their absolute discretion to employees as part of executive and employee remuneration packages. The fair value of employee benefits are estimated at grant date based on the Company’s share price on that day. d. Expenses arising from share based payment transactions Consolidated Company 2008 2007 2008 2007 $ $ $ $ Options expense 12,412 136,549 12,412 136,549 Shares granted but not yet issued to employees 14,820 — 14,820 — Shares granted and issued to employees 9,600 — 9,600 — 36,832 136,549 36,832 136,549

Metal Storm Limited Directors’ Declaration In the directors’ opinion: a) the financial statements and notes set out on pages 40 to 85 are in accordance with the Corporations Act 2001, including: a. Complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and b. giving a true and fair view of the Company’s and Group’s financial position as at 31 December 2008 and of their performance for the year ended on that date, and b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. The directors have been given the declarations by the chief executive officer and the chief financial officer required by section 295A of the Corporations Act 2001. This declaration is made in accordance with a resolution of the directors. On behalf of the Board T J O’Dwyer Director Brisbane Date: 27 February 2009

Metal Storm Limited PricewaterhouseCoopers ABN 52 780 433 757 Riverside Centre 123 Eagle Street BRISBANE QLD 4000 GPO Box 150 BRISBANE QLD 4001 DX 77 Brisbane Independent auditor’s report to the members ofAustralia Telephone +61 7 3257 5000 Metal Storm Limited Facsimile +61 7 3257 5999 Report on the financial report We have audited the accompanying financial report of Metal Storm Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Metal Storm Limited and the consolidated entity (“Group”). The Group comprises the company and the entities it controlled at the year’s end or from time to time during the financial year. Directors’ responsibility for the financial report The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards. Auditor’s responsibility Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report. Liability limited by a scheme approved under Professional Standards Legislation

Metal Storm Limited (continued) Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit. Our audit did not involve an analysis of the prudence of business decisions made by directors or management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions. Independence In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. Auditor’s opinion In our opinion: (a) the financial report of Metal Storm Limited is in accordance with the Corporations Act 2001, including: (i) giving a true and fair view of the company’s and group’s financial position as at 31 December 2008 and of their performance for the year ended on that date; and (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001, and (b) the consolidated financial statements and notes and parent entity financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 2. Significant Uncertainty Regarding Continuation as a Going Concern Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates there is significant uncertainty as to whether the company and the group will continue as a going concern and, therefore, whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. Report on the Remuneration Report We have audited the Remuneration Report included in pages 19 to 27 of the directors’ report for the year ended 31 December 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Metal Storm Limited (continued) Auditor’s opinion In our opinion, the Remuneration Report of Metal Storm Limited for the year ended 31 December 2008, complies with section 300A of the Corporations Act 2001. PricewaterhouseCoopers Robert Hubbard Brisbane Partner 27 February 2009

Metal Storm Limited

ASX Additional Information

As at 13 March 2009

Number and class of all securities

	Note	Number
Ordinary Share Capital	(i)	620,843,237
Convertible Notes	(ii)	145,424,726
Listed options	(iii)	176,756,604
Unlisted Options	(iii)	18,989,688

(i) All issued ordinary fully paid shares carry one vote per share.
(ii) The Note Holder can elect to convert some or all of their convertible notes into ordinary shares which will carry one vote per share at the maturity date (1 September 2009).
(iii) Options do not carry a right to vote.

Distribution of Holders of Equity Securities

Number of Securities Held	Number of shareholders	Number of Convertible Note holders	Number of listed Option holders
1 - 1,000	1,476	216	372
1,001 - 5,000	2,794	370	307
5,001 - 10,000	1,333	128	106
10,001 - 100,000	2,838	250	188
100,001 and over	488	47	80
	8,929	**1,011**	**1,053**
Holdings less than a marketable parcel	5,988	634	955

	Fully Paid	
	Number	Percentage
Substantial Ordinary Shareholders		
Mr James Michael O'Dwyer	124,226,999	20.01
ANZ Nominees Limited	88,700,072	14.29
O'Dwyer Investments Pty Ltd	43,250,122	6.97
National Nominees Limited	31,202,000	5.03
	287,379,193	46.30
Substantial Convertible Note Holders		
Citicorp Nominees Pty Limited	65,175,812	44.16
Harmony Investment Fund Ltd	32,726,847	22.18
PNG Ports Corporation Limited	22,500,000	15.25
	120,402,659	81.59
Substantial Option Holders		
Citicorp Nominees Pty Limited	118,726,333	67.17
Dottie Investments Pty Ltd	13,407,362	7.59
	132,133,695	74.76

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Metal Storm Limited

ASX Additional Information (cont.)
13 March 2009

Twenty Largest Holders of Quoted Equity Securities

Name	Rank	Units	% of Issued Capital
MR JAMES MICHAEL O'DWYER	1	123,621,999	19.91
ANZ NOMINEES LIMITED <CASH INCOME A/C>	2	86,631,652	13.95
NATIONAL NOMINEES LIMITED	3	51,202,000	8.25
CITICORP NOMINEES PTY LIMITED	4	30,606,061	4.93
O'DWYER INVESTMENTS PTY LTD	5	23,250,122	3.74
MILAROI PTY LTD	6	6,223,733	1.00
MR GRAHAM BUGDEN	7	5,334,508	0.86
MR GORDON MENZIES WILSON	8	3,628,335	0.58
MR ROBERT WILSON	9	3,612,767	0.58
BOOM SECURITIES (HK) LTD <CLIENTS ACCOUNT>	10	2,827,119	0.46
DELPHI SYSTEMS PTY LTD	11	2,772,833	0.45
MR TIN SHEUNG LAU	12	2,596,633	0.42
MR ROBERT WILSON	13	2,549,694	0.41
PATRICK HANSON + GERLY HANSON <HANSON FAMILY SUPER FUND>	14	2,200,000	0.35
MR WILLIAM MCALLISTER + MRS GRACIA MCALLISTER	15	2,129,749	0.34
PIPCO PTY LTD <CENVET LTD PENSION FUND A/C>	16	2,093,477	0.34
MR CHRISTOPHER DALE GUNNING	17	1,995,623	0.32
EH GROUP INC	18	1,908,573	0.31
DAYDREAMERS PTY LTD <THE DAYDREAMERS FUND A/C>	19	1,766,822	0.28
MR PAUL JEREMY HAY	20	1,755,928	0.28
		358,707,628	**57.76**

Twenty Largest Holders of Quoted Convertible Notes

Name	Rank	Units	% of Issued Notes
CITICORP NOMINEES PTY LIMITED	1	65,175,812	44.82
HARMONY INVESTMENT FUND LTD	2	32,726,847	22.50
PNG PORTS CORPORATION LIMITED	3	22,500,000	15.47
NASFUND CONTRIBUTORS SAVINGS + LOAN SOCIETY	4	1,250,000	0.86
RAIBUS SECURITY SERVICES LTD	5	1,051,961	0.72
MR GRAHAM BUGDEN	6	1,000,000	0.69
MS INVESTMENTS NO 2 PTY LTD	7	1,000,000	0.69
MR ANDREW WINSTON DOYLE	8	909,558	0.63
DUPA LTD	9	861,775	0.59
MR ALFRED JOHN MILANI + MRS JENNIFER JAYE MILANI <POTTS POINT INVESTMENTS A/C>	10	750,000	0.52
DELPHI SYSTEMS PTY LTD	11	514,280	0.35
MR MICHAEL GRANT RING	12	492,595	0.34
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	13	468,364	0.32
DR DINAH BLUNT + MR CAMERON HASTIE <LYNDEN HOUSE S/F INVEST A/C>	14	465,362	0.32
MURRELL AAA PTY LTD	15	402,112	0.28
ELIRYEM PTY LTD <BLAKE SUPER FUND A/C>	16	400,000	0.28
CENTURA PTY LTD <CENTURA UNIT A/C>	17	335,582	0.23
KEONG LIM PTY LIMITED <SK LIM FAMILY A/C>	18	313,247	0.22
VEDHAN NOMINEES PTY LTD <THE J VEDELAGO SUPER A/C>	19	300,000	0.21
MR DEAN BUTTON	20	264,814	0.18
		131,182,309	**90.22**

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Metal Storm Limited

ASX Additional Information (cont.)
13 March 2009

Twenty Largest Holders of Quoted Options

Name	Rank	Units	% of Issued Notes
CITICORP NOMINEES PTY LIMITED	1	118,726,333	67.17
DOTTIE INVESTMENTS PTY LTD	2	13,407,362	7.59
MR DANIEL HICKS	3	3,450,358	1.95
MR GEORGE MIALKOWSKI + MRS KATHLEEN MIALKOWSKI	4	2,300,000	1.30
DELPHI SYSTEMS PTY LTD	5	2,001,649	1.13
MR KENNETH VENNER WILMOTT	6	1,606,891	0.91
S & C FINLAY HOLDINGS PTY LIMITED <SCF FAMILY A/C>	7	1,500,000	0.85
COMBINED VISION PTY LTD	8	1,491,969	0.84
MRS JACQUELINE PATRICIA HICKS	9	1,076,594	0.61
MS INVESTMENTS NO 2 PTY LTD	10	1,075,000	0.61
MR JULIAN JUDE GILLESPIE + MRS LINDY TAN <J & L SUPER HUGE FUND A/C>	11	1,000,000	0.57
VALNERA HOLDINGS PTY LTD	12	1,000,000	0.57
MR DAVID ARITI	13	980,600	0.55
MR ROBERT GUTH	14	830,000	0.47
MR ANDREW DAVID BURNS	15	824,000	0.47
MR RICHARD MATTHEW MACARTHUR ONSLOW	16	750,000	0.42
MORVEN INVESTMENTS PTY LTD	17	575,000	0.33
MR DANIEL FRANCIS HICKS	18	550,000	0.31
MR GREGORY STEPHEN SMITH	19	512,900	0.29
MR GRAHAM BUGDEN	20	500,000	0.28
		154,158,656	**87.22**

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www.metalstorm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 9, 2009	By:	/s/ Peter Wetzig

	Name:	Peter Wetzig
	Title:	Company Secretary